   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 1995
                                                       REGISTRATION NO. 33-57125

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 PRE-EFFECTIVE
                                AMENDMENT NO. 1

                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                     AMERCO
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           NEVADA                                                    88-0106815
              (STATE OR OTHER JURISDICTION OF                                     (I.R.S. EMPLOYER
               INCORPORATION OR ORGANIZATION)                                   IDENTIFICATION NO.)

                            ------------------------

                         1325 AIRMOTIVE WAY, SUITE 100
                            RENO, NEVADA 89502-3239
                                 (702) 688-6300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               JON S. COHEN, ESQ.
                                 SNELL & WILMER
                               ONE ARIZONA CENTER
                          PHOENIX, ARIZONA 85004-0001
                                 (602) 382-6247
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

           MICHAEL M. FLEMING, ESQ.                           DEBRA K. WEINER, ESQ.
           RYAN, SWANSON & CLEVELAND                         GROVER WICKERSHAM, P.C.
         1201 THIRD AVENUE, SUITE 3400                   430 CAMBRIDGE AVENUE, SUITE 100
           SEATTLE, WASHINGTON 98101                       PALO ALTO, CALIFORNIA 94306
                (206) 464-4224                                   (415) 323-6400

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SECTION 8(A) MAY DETERMINE.

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     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 16, 1995

PROSPECTUS
                                 500,000 SHARES

                                  A M E R C O
                                  COMMON STOCK
                                   [LOGOS]

     Paul F. Shoen ("Selling Stockholder") hereby offers 500,000 shares of Common Stock (the "Securities") of AMERCO (the "Company"), a holding company for U-Haul International, Inc., Ponderosa Holdings, Inc., and Amerco Real Estate Company. The Company will not receive any portion of the proceeds from the sale of the Securities offered hereby. The Company's Common Stock is quoted on Nasdaq National Market ("Nasdaq") under the symbol "AMOO."



     On February 14, 1995, the last reported sale price of the Common Stock through Nasdaq was $21.50 per share.



THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS."



    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS CRIMINAL OFFENSE.

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                                                           UNDERWRITING    PROCEEDS TO
                                             PRICE TO     DISCOUNTS AND      SELLING
                                              PUBLIC      COMMISSIONS(1)  STOCKHOLDER(2)
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Per Share................................   $              $               $
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     Total...............................   $              $               $
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(1) Excludes a nonaccountable expense allowance payable by Selling Stockholder to Van Kasper & Company, the representative (the "Representative") of the several Underwriters. The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $123,125.


     The Securities offered by this Prospectus are offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters, and subject to their right to withdraw, cancel, or modify such offer and to reject orders in whole or in part and to certain other conditions. It is expected that delivery of the Securities will be made at the offices of
Van Kasper & Company, San Francisco, California on or about March   , 1995.


                              VAN KASPER & COMPANY

                                 MARCH   , 1995

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 75 Park Place, 14th Floor, New York, New York 10007, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the Securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

     The Company's Series A 8 1/2% Preferred Stock is listed on the New York Stock Exchange and the Company's Common Stock is listed on Nasdaq. Reports, proxy statements, and other information filed by the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20007.

                     INFORMATION INCORPORATED BY REFERENCE


     The Annual Report of the Company on Form 10-K for the fiscal year ended March 31, 1994, the Company's audited consolidated financial statements included in the Company's Registration Statement on Form S-2, No. 33-54289 filed with the Commission, which was effective November 3, 1994 (the "S-2 Registration Statement"), the Quarterly Reports of the Company on Form 10-Q for the quarters ended June 30, September 30, and December 31, 1994, and the Current Report on Form 8-K filed with the Commission on October 13, 1994 are incorporated herein by reference.



     All reports filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.


     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents described above, other than certain exhibits to such documents. Requests should be addressed to:
AMERCO, Investor Relations, 1325 Airmotive Way, Suite 100, Reno, Nevada 89502; telephone: (702) 688-6300.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors."

                                  THE COMPANY


     AMERCO, a Nevada corporation (the "Company"), is the holding company for U-Haul International, Inc. ("U-Haul"), Ponderosa Holdings, Inc. ("Ponderosa"), and Amerco Real Estate Company ("AREC"). Throughout this Prospectus, unless the context otherwise requires, the term "Company" includes all of the Company's subsidiaries.



     Founded in 1945, U-Haul is primarily engaged, through subsidiaries, in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer. The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of approximately 1,100 Company-owned U-Haul Centers and approximately 12,400 independent dealers throughout the United States and Canada. U-Haul's rental equipment fleet consists of approximately 79,000 trucks and approximately 91,000 trailers. Additionally, U-Haul sells related products and services and rents self-storage facilities and various kinds of equipment. U-Haul entered the self-storage business in 1974 and offers for rent more than
13.0 million square feet of self-storage space through the management of approximately 650 locations. AREC owns a majority of the real estate used in connection with the foregoing businesses.



     Ponderosa serves as the holding company for the Company's insurance businesses. Ponderosa's two principal subsidiaries are Oxford Life Insurance Company ("Oxford") and Republic Western Insurance Company ("RWIC"). Oxford primarily reinsures life, health, and annuity type insurance products and administers the Company's self-insured employee health plan. RWIC originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, the Company's customers, and the Company.



     The Company's principal executive offices are located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502, and the telephone number of the Company is
(702) 688-6300.


                                  THE OFFERING


Securities Offered by the Selling
Stockholder.........................     500,000 shares of Common Stock

Securities Outstanding..............     6,100,000 shares of Series A 8 1/2%
                                         Preferred Stock, 32,901,568 shares of
                                         Common Stock, and 5,762,495 shares of
                                         Series A Common Stock

Use of Proceeds.....................     The Company will receive no proceeds
                                         from the sale of the Securities offered
                                         hereby


Nasdaq Symbol.......................     "AMOO"

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following summary financial information, insofar as it relates to each of the fiscal years ended March 31, 1992, 1993 and 1994, has been derived from the Company's consolidated financial statements, audited by Price Waterhouse LLP, independent accountants, included in the Company's S-2 Registration Statement. The report of Price Waterhouse LLP included therein contains an explanatory paragraph related to the uncertainty surrounding certain litigation described in Notes 14 and 21 to such consolidated financial statements. The summary financial information related to each of the fiscal years ended March 31, 1990 and 1991 has been derived from the Company's audited financial statements. The summary financial information related to the nine months ended December 31, 1993 and 1994 has been derived from the Company's unaudited quarterly report on Form 10-Q for the quarter ended December 31, 1994, which is incorporated by reference herein. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. To give effect to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has restated its financial statements to April 1, 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other." The summaries for the nine months ended December 31 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the nine months ended December 31, 1994 may not be indicative of the results to be expected for fiscal 1995 because, among other reasons, the Company's U-Haul business is seasonal, with a majority of its revenue and substantially all of its net earnings being generated in the first and second quarters of each fiscal year.



                                                                                                          FOR THE NINE MONTHS
                                                    FOR THE FISCAL YEAR ENDED MARCH 31,                   ENDED DECEMBER 31,
                                       --------------------------------------------------------------   -----------------------
                                          1990         1991         1992         1993         1994         1993         1994
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS DATA:(1)
Rental, net sales, and other
  revenues............................ $  830,998   $  860,044   $  845,128   $  901,446   $  972,704   $  762,844   $  838,994
Premiums and net investment income....    119,641      126,620      126,756      139,465      162,151      120,920      141,587
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          950,639      986,664      971,884    1,040,911    1,134,855      883,764      980,581
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses and cost of
  sales...............................    627,396      668,149      661,229      697,700      735,841      553,353      589,202
Benefits, losses, and amortization of
  deferred acquisition costs..........    121,602      126,626       99,091      115,969      130,168      101,162      116,884
Depreciation..........................    105,437      114,589      109,641      110,105      133,485       96,580      112,631
Interest expense......................     74,657       80,815       76,189       67,958       68,859       52,530       50,871
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          929,092      990,179      946,150      991,732    1,068,353      803,625      869,588
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pretax earnings (loss) from
  operations..........................     21,547       (3,515)      25,734       49,179       66,502       80,139      110,993
Income tax expense....................     (3,516)      (6,354)      (4,940)     (17,270)     (19,853)     (25,211)     (39,602)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before cumulative
  effect of change in accounting
  principle and extraordinary item....     18,031       (9,869)      20,794       31,909       46,649       54,928       71,391
Extraordinary loss on early
  extinguishment of debt, net(2)......     --           --           --           --           (3,370)      (1,897)      --
Cumulative effect of change in
  accounting principle, net(3)........     --           --           --           --           (3,095)      (3,272)      --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)................... $   18,031   $   (9,869)  $   20,794   $   31,909   $   40,184   $   49,759   $   71,391
                                        =========    =========    =========    =========    =========    =========    =========
Earnings (loss) from operations before
  extraordinary loss on early
  extinguishment of debt and
  cumulative effect of change in
  accounting principle per common
  share............................... $      .46   $     (.25)  $      .53   $      .83   $     1.06   $     1.41   $     1.67
Net earnings (loss) per common
  share(4)............................        .46         (.25)         .53          .83          .89         1.27         1.67
Weighted average common shares
  outstanding......................... 39,483,960   39,312,080   38,880,069   38,664,063   38,664,063   37,070,925   37,025,575
Cash dividends declared --
  common shares...                     $    2,575   $    1,176  $      --     $    1,994   $    3,147   $    3,147   $      --






                                                                 MARCH 31,                                   DECEMBER 31,
                                       --------------------------------------------------------------   -----------------------
                                          1990         1991         1992         1993         1994         1993         1994
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:(1)
Total property, plant, and equipment,
  net................................. $  975,675   $1,040,342   $  987,095   $  989,603   $1,174,236   $1,113,490   $1,262,853
Total assets..........................  1,725,660    1,822,977    1,979,324    2,024,023    2,344,442    2,223,516    2,537,422
Notes and loans payable...............    749,113      804,826      733,322      697,121      723,764      666,063      827,592
Stockholders' equity..................    446,294      435,180      451,888      479,958      651,787      666,211      705,577


- ---------------

(1) See "Business -- Litigation" for a discussion of material uncertainties relating to stockholder litigation. See also "Business -- Environmental Matters."

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal Year Ended March 31, 1994 versus Fiscal Year Ended March 31, 1993 -- Extraordinary Loss on Extinguishment of Debt."

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other."

(4) For the fiscal year ended March 31, 1994, and the nine months ended December 31, 1993 and 1994, net earnings per common share amounts were computed after giving effect to the dividend on the Company's Series A 8 1/2% Preferred

    Stock. See "Description of Securities -- Dividends."

                              RECENT DEVELOPMENTS



     As more fully set forth in "Risk Factors -- Stockholder Litigation" and "Business -- Litigation," significant litigation matters affect the Company. Recent litigation developments include the following matters. On February 2, 1995, the trial judge in the Shoen v. Shoen case granted the defendants' motion for a remittitur (reduction) in damages (a) from $1.48 billion to approximately $461.8 million to be paid to the plaintiffs in exchange for their stock in the Company and (b) from $70 million to $7 million as punitive damages against Edward J. Shoen. On February 13, 1995, the plaintiffs consented to these reduced damage amounts. Judgment has not yet been entered and the Company is unable to predict the likelihood of any appeal. The Paul F. Shoen v. AMERCO case was settled on February 9, 1995 and dismissed with prejudice on February 10, 1995. As part of the settlement, the Company agreed, among other things, to place Selling Stockholder on management's slate of directors for the 1994 (delayed) Annual Meeting of Stockholders (the "1994 Deferred Annual Meeting of Stockholders").


                                  RISK FACTORS

     THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVES SUBSTANTIAL RISK. THE FOLLOWING MATTERS, INCLUDING THOSE MENTIONED ELSEWHERE, SHOULD BE CONSIDERED CAREFULLY BY A PROSPECTIVE INVESTOR IN EVALUATING A PURCHASE OF THE SECURITIES.

EXISTING MANAGEMENT -- POTENTIAL CHANGE IN CONTROL


     For the reasons set forth below, there can be no assurance that the Company's current management or its current operating strategy will remain in place.



     At the date of this Prospectus, members of a stockholder group (the "Inside Stockholder Group"), which includes the Trust (the "ESOP Trust") under the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the "ESOP"), Oxford (acting as a trustee), Edward J. Shoen, Mark V. Shoen, and James
P. Shoen who are members of the Company's management, and Selling Stockholder and Sophia M. Shoen vote approximately 45.7% of the Company's common stock pursuant to a stockholder agreement. The ESOP Trust holds approximately 7.9% of the Company's voting stock. Approximately 3.2% of the Company's outstanding voting stock is allocated to participants' ESOP Trust accounts and voted by the ESOP Trustees in accordance with the participants' direction ("pass-through voting"), subject to the provisions of the Employee Retirement Income and Security Act of 1974 ("ERISA") and the provisions of the Internal Revenue Code of 1986, as amended (the "IRC"). The ESOP Trust votes approximately 4.7% of the Company's voting stock in its discretion as part of the Inside Stockholder Group ("discretionary voting"). Oxford acts as trustee for various trusts that own approximately 4.2% of the Company's voting stock. At the completion of the offering of the Securities, the Inside Stockholder Group will vote approximately 44.4% of the Company's common stock. There exists a second stockholder group (the "Outside Stockholder Group") controlling approximately 48.2% of the Company's common stock that is currently opposed to existing Company management. See "Principal Stockholders -- Outside Stockholder Group." The members of the Outside Stockholder Group may be required to sell their shares to certain of the Company's current and former directors pursuant to litigation described in "Business -- Litigation."



     Arbitration Proceedings. Sophia M. Shoen has claimed that the Company has defaulted in its obligation to register her common stock under a Share Repurchase and Registration Rights Agreement. The matter is the subject of an arbitration proceeding described in "Business -- Litigation." The arbitration panel concluded hearings in the matter on August 21, 1994 and is expected to render a decision at any time. Sophia M. Shoen claims that as a result of such alleged default, she has the right to give notice of termination of the Inside Stockholder Group. The Company disagrees with those assertions. Sophia M. Shoen gave such notice of termination on July 11, 1994. See "Principal
Stockholders -- Inside Stockholder Group."



     Annual Meeting of Stockholders. The current members of the Inside Stockholder Group control approximately 45.7% of the Company's common stock. The terms of the following existing directors will expire at the 1994 Deferred Annual Meeting of Stockholders: Edward J. Shoen, the Company's Chairman and President, Mark V. Shoen, Executive Vice President of Product for U-Haul International, Inc., both of whom have been instrumental in the Company's performance since 1987, and Aubrey K. Johnson, one of three independent directors and the only director without a current or past employment history with the Company. The Company's Deferred 1994 Annual Meeting of Stockholders was delayed as a result of litigation initiated by the Selling Stockholder. Such litigation was dismissed on February 10, 1995. Selling Stockholder will be nominated on management's slate of candidates to replace Edward J. Shoen or Mark V. Shoen. Sophia M. Shoen has nominated herself in opposition to management's slate of candidates. The Outside Stockholder Group, controlling 48.2% of the voting stock, also has competing candidates. As a result of the foregoing, unless the Outside Stockholder Group ceases to exist or to oppose current management before the 1994 Deferred Annual Meeting of Stockholders, the management nominees may not be elected, particularly if Sophia
M. Shoen is successful in leaving the Inside Stockholder Group. Accordingly, there can be no assurance that the Company's current management or its current operating strategy will remain in place. In addition, the entire Board of Directors can be removed without cause by stockholders holding two-thirds of the Company's voting stock.



     Credit Agreements. The Company's credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company. There can be no assurance that a change in control will not occur, particularly if Sophia M. Shoen is successful in leaving the Inside Stockholder Group. The Company does not currently have available sources of financing to fund such prepayments if they became payable in full. In addition, upon such a "change in control," the Company might lose the ability to draw on approximately $310 million under unutilized lines of credit otherwise available at December 31, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements."


STOCKHOLDER LITIGATION


     As disclosed in "Business -- Litigation," certain members of the Company's Board of Directors and Selling Stockholder, are defendants in an action in the Superior Court of the State of Arizona in and for the County of Maricopa initiated by certain members of the Outside Stockholder Group in 1988. Based on the plaintiffs' theory of damages, the Court ruled that the plaintiffs elected that their remedy in this case would be the sale of their stock to the defendants at a price determined by the Court based on the value of their stock in 1988. On October 7, 1994, the jury determined that such value was $81.12 per share or approximately $1.48 billion. On February 2, 1995, the judge in this case granted the defendants' motion for remittitur or a new trial on the issue of damages. The judge determined that the value of the plaintiffs' stock in 1988 was $25.30 per share or approximately $461.8 million. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur. The jury also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. The judge ruled that this punitive damage award is excessive and granted Edward J. Shoen's motion for remittitur or a new trial on the issue of punitive damages. The judge reduced the award of punitive damages against Edward J. Shoen to $7 million. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur reducing the punitive damages to $7 million. Upon completion of this litigation, including any appeals, and a final determination of the purchase price to be paid to the plaintiffs, the Company believes that the Outside Stockholder Group will cease to exist. The Company is unable to predict the likelihood, outcome, or consequences of any appeal. The Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or By-Laws, for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions. As of the date of this Prospectus, the extent of the Company's indemnification obligations, if any, cannot be reasonably estimated. No provision has been made in the Company's financial statements for any possible indemnification claims. Before the Company will have any indemnification obligations, a final judgment must be entered against the defendants, the defendants must request indemnification from the Company, and a determination must be made under Nevada law as to the validity of the indemnification claims. If valid indemnification claims are made, the Company believes that it has various means of financing any such indemnification obligations consistent with its existing credit agreements, or, in the alternative, the Company may seek the waiver or amendment of certain of the provisions of one or more of its credit agreements when the indemnification obligations are determined. The Company believes, but no assurance can be given, that it can obtain any necessary waivers or amendments. The Company believes that it will be able to satisfy its indemnification obligations, if any, unless the amount to be paid to the plaintiffs for their stock is increased following the completion of any appeals or any new trial on the issue of damages. The Company's By-Laws provide for a right of first refusal in favor of the Company on the Company's common stock except for Common Stock sold in bona fide sales pursuant to Rule 144 under the Securities Act and Common Stock sold pursuant to bona fide underwritten public offerings. No determination has been made by the Company as to whether the Company will exercise its right of first refusal upon any attempted transfer of Common Stock from the plaintiffs to the defendants. In the event any cash paid by the Company for the plaintiffs' stock is in excess of the fair value of the stock received by the Company, the Company will be required to record an expense equal to that difference. See "Business -- Litigation."



     The Company, certain officers of the Company, certain members of the Company's Board of Directors, and others are defendants in actions currently pending in United States District Court for the District of Nevada entitled Sidney Wisotzky and Dorothy Wisotzky, et al. v. Edward J. Shoen, et al., No. CV-N-94-771-HDM (filed October 28, 1994), Evan Julber v. Edward J. Shoen, et al., No. CV-N-94-00811-HDM (filed November 16, 1994), and Anne Markin v. Edward
J. Shoen, et al., No. CV-N-94-00821-ECR (filed November 18, 1994). The plaintiffs, in these cases who claim to have purchased the Company's Series A
8 1/2% Preferred Stock, are seeking class action certification and are defining the class as all persons who purchased or otherwise acquired the Series A 8 1/2% Preferred Stock of the Company from October 14, 1993 through October 18, 1994, inclusive, and who sustained damage as a result of such purchases. The plaintiffs allege among other things, that the defendants violated the federal securities laws by inflating the price of the Series A 8 1/2% Preferred Stock via false and misleading statements, concealing material adverse information, and taking other manipulative actions, and that the Prospectus for the Series A 8 1/2% Preferred Stock, certain Form 10-K and Form 10-Q filings made by the Company, and the Company's Notice and Proxy Statement dated July 8, 1994 contained false and misleading statements and omissions regarding the action currently pending in the Superior Court of the State of Arizona in and for the County of Maricopa entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988 (the "Shoen Litigation") discussed in the immediately preceding paragraph. In addition, certain officers of the Company, certain members of the Company's Board of Directors, and an employee of the Company are defendants in an action currently pending in United States District Court for the District of Nevada entitled Bernard L. and Frieda Goldwasser, et al. v. Edward J. Shoen, et al., No. CV-N-94-00810-ECR (filed November 16, 1994). The plaintiffs in this case allege derivatively on behalf of the Company, that the defendants breached their fiduciary duties to the Company and its stockholders by causing the Company to violate the federal securities laws, by concealing the financial responsibility of the Company for the claims asserted in the Shoen Litigation, by subjecting the Company to adverse publicity, and by misusing their corporate control for personal benefit. In addition to unspecified damages, the plaintiffs are seeking equitable and/or injunctive relief to prevent the defendants in this case from causing the Company to indemnify the defendants in the Shoen Litigation against their liability in that case. See "Business -- Litigation." The plaintiffs in these cases are requesting unspecified compensatory damages as well as attorneys' fees and costs. The Company and the individual defendants deny plaintiffs' allegations of wrongdoing and intend to vigorously defend themselves in these actions.



DEPENDENCE UPON KEY PERSONNEL

     The success and growth of the Company since 1987 has been dependent upon the performance of its senior management team, the loss of whose services could have an adverse effect on the Company. There is no assurance that the senior management will remain employed by the Company. The Company has not entered into employment contracts with anyone on the senior management team and has not granted restricted stock or stock option awards to any employee pursuant to the Company's Stock Option and Incentive Plan. However, Edward J., Mark V., and James P. Shoen are members of the Company's senior management and have substantial common stock holdings in the Company. See "Risk Factors -- Existing Management -- Potential Change in Control" and "Principal Stockholders."


OTHER SHARES OF COMMON STOCK -- MARKET OVERHANG


     In addition to the Securities and the up to 665,000 shares of the Company's Common Stock trading on Nasdaq, which includes up to 90,000 shares approved for trading on Nasdaq pursuant to Rule 144 sales, the

Company has 37,499,063 other shares of common stock outstanding. Those shares and shares issued by the Company in the future could potentially be sold, which could adversely affect the market price of the Securities.


     In addition, (i) the Company plans to register 1,700,000 shares of Common Stock for public sale from time to time by Mark V. Shoen, and (ii) the Company plans to register approximately 40,000,000 unissued shares of Common Stock for public sale by the Company from time to time to finance the expansion of its core businesses and for other corporate purposes. Each of the above offerings will be made pursuant to a prospectus.

ENVIRONMENTAL MATTERS


     The Company owns properties that contained approximately 1,200 underground storage tanks as of December 31, 1994 and has been named a "potentially responsible party" with respect to the disposal of hazardous wastes at fifteen federal or state superfund sites. See "Business -- Environmental Matters."


QUARTERLY FLUCTUATIONS -- SEASONALITY


     The Company's results of operations have historically fluctuated from period to period, including on a quarterly basis. In particular, the Company's U-Haul business is seasonal and a majority of the Company's revenues and substantially all of its net earnings from its U-Haul business are generated in the first and second quarters of each fiscal year (April through September). In addition, the Company's results of operations have in the past been, and will continue to be, affected by a wide variety of factors, including natural disasters and other events that are beyond the control of the Company. For example, the results of operations of RWIC in fiscal 1992 and 1993 were adversely affected due to losses related to Hurricane Andrew. Results of operations in any period should not be considered indicative of the results to be expected for any future periods, and fluctuations in operating results may also result in fluctuations in the price of the Company's common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


REGULATED INDUSTRIES

     The Company's insurance operations are subject to regulation. See "Business -- Insurance Operations -- Regulation."

ABILITY TO ISSUE SERIAL COMMON STOCK AND PREFERRED STOCK

     The Board of Directors has the authority to issue up to 50,000,000 shares of preferred stock and up to 150,000,000 shares of serial common stock and to fix the rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of the Securities will be subject to, and may be adversely affected by, the rights of the holders of any serial common stock and preferred stock that may be issued in the future. The issuance of serial common stock and preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change in control of the Company. Furthermore, holders of such serial common stock or preferred stock may have other rights, including economic rights senior to the Securities, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Securities. The Company has in the past issued, and may from time to time in the future issue, preferred stock for financing purposes with rights, preferences, or privileges senior to the Securities offered hereby. Although, as of the date of this Prospectus, the Company's Board of Directors has no present intention to issue shares of either serial common stock or preferred stock with rights, preferences, or privileges senior to the Securities, no assurance can be given as to the Company's future plans in this regard. See "Description of Securities."

                                  THE COMPANY

     The following chart represents the corporate structure of the major operating subsidiaries of the Company.


                                   [CHART]

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at December 31, 1994:



                                                                           DECEMBER 31, 1994
                                                                           -----------------
                                                                            (IN THOUSANDS)
    Long-term debt, less current maturities..............................      $ 690,233
                                                                               =========
    Stockholders' equity:
    Serial preferred stock with or without par value, 50,000,000 shares authorized; 6,100,000 shares issued without par value and
      outstanding........................................................             --
    Serial common stock, with or without par value, 150,000,000 shares
      authorized.........................................................             --
    Series A Common Stock of $0.25 par value, authorized 10,000,000
      shares, 5,762,495 shares issued and outstanding....................          1,441
    Common Stock of $0.25 par value, authorized 150,000,000 shares,
      34,237,505 shares issued...........................................          8,559
    Additional paid-in capital...........................................        165,677
    Foreign currency translation.........................................        (12,307)
    Retained earnings....................................................        572,475
    Less:
      Cost of common shares in treasury, 1,335,937 shares................         10,461
      Loan to leveraged employee stock ownership plan....................         19,807
                                                                               ---------
              Total stockholders' equity.................................      $ 705,577
                                                                               =========



                                   DIVIDENDS



     The most recent cash dividends declared on the Company's common stock are as follows:



                           RECORD DATE                          CASH DIVIDEND PER COMMON SHARE
    ----------------------------------------------------------  ------------------------------
    August 4, 1992............................................             $ 0.0258
    October 6, 1992...........................................             $ 0.0258
    August 3, 1993............................................             $ 0.0814



     The Company does not have a dividend policy with respect to the common stock. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of the existing circumstances. The above dividends on common stock are not indicative of future dividends on common stock. As of the date of this Prospectus no dividends on common stock are currently declared and unpaid and there can be no assurance that dividends on common stock will be declared in the future. The holders of the Series A 8 1/2% Preferred Stock are entitled to receive cumulative dividends prior to and in preference to the holders of common stock at a fixed annual rate. For a description of restrictions on the Company's ability to pay dividends, see "Description of Securities -- Dividends."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following summary financial information, insofar as it relates to each of the fiscal years ended March 31, 1992, 1993 and 1994, has been derived from the Company's consolidated financial statements, audited by Price Waterhouse LLP, independent accountants, included in the Company's S-2 Registration Statement. The report of Price Waterhouse LLP included therein contains an explanatory paragraph related to the uncertainty surrounding certain litigation described in Notes 14 and 21 to such consolidated financial statements. The summary financial information related to each of the fiscal years ended March 31, 1990 and 1991 has been derived from the Company's audited financial statements. The summary financial information related to the nine months ended December 31, 1993 and 1994 has been derived from the Company's unaudited quarterly report on Form 10-Q for the quarter ended December 31, 1994, which is incorporated by reference herein. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. To give effect to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has restated its financial statements to April 1, 1988. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other." The summaries for the nine months ended December 31, 1993 and 1994 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the nine months ended December 31, 1994 may not be indicative of the results to be expected for fiscal 1995 because, among other reasons, the Company's U-Haul business is seasonal, with a majority of its revenue and substantially all of its net earnings being generated in the first and second quarters of each fiscal year.



                                                                                                          FOR THE NINE MONTHS
                                                    FOR THE FISCAL YEAR ENDED MARCH 31,                   ENDED DECEMBER 31,
                                       --------------------------------------------------------------   -----------------------
                                          1990         1991         1992         1993         1994         1993         1994
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS DATA:(1)

Rental, net sales, and other
  revenues...........................  $  830,998   $  860,044   $  845,128   $  901,446   $  972,704   $  762,844   $  838,994
Premiums and net investment income...     119,641      126,620      126,756      139,465      162,151      120,920      141,587
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          950,639      986,664      971,884    1,040,911    1,134,855      883,764      980,581
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses and cost of
  sales..............................     627,396      668,149      661,229      697,700      735,841      553,353      589,202
Benefits, losses, and amortization of
  deferred acquisition costs.........     121,602      126,626       99,091      115,969      130,168      101,162      116,884
Depreciation.........................     105,437      114,589      109,641      110,105      133,485       96,580      112,631
Interest expense.....................      74,657       80,815       76,189       67,958       68,859       52,530       50,871
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                          929,092      990,179      946,150      991,732    1,068,353      803,625      869,588
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pretax earnings (loss) from
  operations.........................      21,547       (3,515)      25,734       49,179       66,502       80,139      110,993
Income tax expense...................      (3,516)      (6,354)      (4,940)     (17,270)     (19,853)     (25,211)     (39,602)
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings (loss) before cumulative
  effect of change in accounting
  principle and extraordinary item...      18,031       (9,869)      20,794       31,909       46,649       54,928       71,391
Extraordinary loss on early
  extinguishment of debt, net(2).....      --           --           --           --           (3,370)      (1,897)      --
Cumulative effect of change in
  accounting principle, net(3).......      --           --           --           --           (3,095)      (3,272)      --
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings (loss)..................  $   18,031   $   (9,869)  $   20,794   $   31,909   $   40,184   $   49,759   $   71,391
                                        =========    =========    =========    =========    =========    =========    =========
Earnings (loss) from operations
  before extraordinary loss on early
  extinguishment of debt and
  cumulative effect of change in
  accounting principle per common
  share..............................  $      .46   $     (.25)  $      .53   $      .83   $     1.06   $     1.41   $     1.67
Net earnings (loss) per common
  share(4)...........................         .46         (.25)         .53          .83          .89         1.27         1.67
Weighted average common shares
  outstanding........................  39,483,960   39,312,080   38,880,069   38,664,063   38,664,063   37,070,925   37,025,575
Cash dividends declared -- common
  shares.............................  $    2,575   $    1,176   $   --       $    1,994   $    3,147   $    3,147   $   --



                                                                 MARCH 31,                                   DECEMBER 31,
                                       --------------------------------------------------------------   -----------------------
                                          1990         1991         1992         1993         1994         1993         1994
                                       ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:(1)

Total property, plant, and equipment,
  net................................  $  975,675   $1,040,342   $  987,095   $  989,603   $1,174,236   $1,113,490   $1,262,853
Total assets.........................   1,725,660    1,822,977    1,979,324    2,024,023    2,344,442    2,223,516    2,537,422
Notes and loans payable..............     749,113      804,826      733,322      697,121      723,764      666,063      827,592
Stockholders' equity.................     446,294      435,180      451,888      479,958      651,787      666,211      705,577


- ---------------

(1) See "Business -- Litigation" for a discussion of material uncertainties relating to stockholder litigation. See also "Business -- Environmental Matters."

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal Year Ended March 31, 1994 versus Fiscal Year Ended March 31, 1993 -- Extraordinary Loss on Extinguishment of Debt."

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Other."

(4) For the fiscal year ended March 31, 1994, and the nine months ended December 31, 1993 and 1994, net earnings per common share amounts were computed after giving effect to the dividend on the Company's Series A 8 1/2% Preferred

    Stock. See "Description of Securities -- Dividends."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     For financial statement preparation, the Company's insurance subsidiaries report on a calendar year basis, while the Company reports on a fiscal year basis ending March 31. Accordingly, with respect to the Company's insurance subsidiaries, any reference to the years 1994, 1993, 1992, and 1991 corresponds to the Company's fiscal years 1995, 1994, 1993, and 1992, respectively. There have been no events as to such subsidiaries between January 1 and March 31 of each of 1994, 1993, and 1992 that would materially affect the Company's consolidated financial position or results of operations as of and for the fiscal years ended March 31, 1994, 1993, and 1992, respectively.

     The following discussion should be read in conjunction with Notes 1, 19, and 20 of the Notes to Consolidated Financial Statements contained in the Company's audited consolidated financial statements incorporated herein by reference to the Company's Registration Statement, No. 33-54289 filed with the Commission, which was effective November 3, 1994, which discuss the principles of consolidation, condensed consolidated financial information, and industry segment and geographic data, respectively. In consolidation, all intersegment premiums are eliminated, and the benefits, losses, and expenses are retained by the insurance companies.

RESULTS OF OPERATIONS (UNAUDITED)


Nine Months Ended December 31, 1994 and 1993



     The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the nine months ended December 31, 1994 and 1993. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC. The Company's results of operations have historically fluctuated from quarter to quarter. In particular, the Company's U-Haul rental operations are seasonal and a majority of the Company's revenues and substantially all of its earnings from its U-Haul rental operations are generated in the first and second quarters of each fiscal year (April through September).



                                                                  PROPERTY/  ADJUSTMENTS
                                            RENTAL       LIFE     CASUALTY       AND
                                          OPERATIONS   INSURANCE  INSURANCE  ELIMINATIONS   CONSOLIDATED
                                          ----------   --------   --------   ------------   ------------
                                          (IN THOUSANDS)
NINE MONTHS ENDED DECEMBER 31, 1994
  Revenues:
   Outside............................  $  835,593   $ 29,972   $115,016    $       --     $   980,581
   Intersegment.......................         (41)     1,134     14,899       (15,992)             --
                                         ----------   --------   --------   ------------   ------------
        Total revenues................  $  835,552   $ 31,106   $129,915    $  (15,992)    $   980,581
                                         =========   ========   ========     =========       =========
   Operating profit...................  $  139,041   $  8,016   $ 14,766    $       41     $   161,864
                                         =========   ========   ========     =========
   Interest expense...................                                                          50,871
                                                                                          ------------
   Pretax earnings from operations....                                                     $   110,993
                                                                                             =========
   Identifiable assets at December 31.. $1,792,189   $452,699   $566,930    $ (274,396)    $ 2,537,422
                                         =========   ========   ========     =========       =========
NINE MONTHS ENDED DECEMBER 31, 1993
  Revenues:
   Outside............................  $  755,809   $ 25,400   $102,555    $       --     $   883,764
   Intersegment.......................       1,055        224     15,404       (16,683)             --
                                        ----------   --------   --------   ------------   ------------
        Total revenues................  $  756,864   $ 25,624   $117,959    $  (16,683)    $   883,764
                                         =========   ========   ========     =========       =========
   Operating profit...................  $  110,222   $  8,531   $ 14,614    $     (698)    $   132,669
                                         =========   ========   ========     =========
   Interest expense...................                                                          52,530
                                                                                          ------------
   Pretax earnings from operations....                                                     $    80,139
                                                                                             =========
   Identifiable assets at December 31.. $1,563,917   $460,558   $459,199    $ (260,158)    $ 2,223,516
                                         =========   ========   ========     =========       =========

RESULTS OF OPERATIONS

Years Ended March 31, 1994, 1993, and 1992

     The following table shows industry segment data from the Company's three industry segments, rental operations, life insurance, and property and casualty insurance, for the fiscal years ended March 31, 1994, 1993, and 1992. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC.


                                                              PROPERTY/    ADJUSTMENTS
                                    RENTAL         LIFE       CASUALTY         AND
                                  OPERATIONS     INSURANCE    INSURANCE    ELIMINATIONS     CONSOLIDATED
                                  ----------     --------     --------     ------------     ----------
                                                             (IN THOUSANDS)
1994
Revenues:
  Outside.......................  $  965,839     $ 31,357     $137,659      $       --      $1,134,855
  Intersegment..................        (357)       2,834       18,862         (21,339)             --
                                  ----------     --------     --------     ------------     ----------
          Total revenues........  $  965,482     $ 34,191     $156,521      $  (21,339)     $1,134,855
                                   =========     ========     ========       =========       =========
Operating profit................  $  106,248     $  9,106     $ 20,705      $     (698)     $  135,361
                                   =========     ========     ========       =========
Interest expense................                                                                68,859
                                                                                            ----------
Pretax earnings from
  operations....................                                                            $   66,502
                                                                                             =========
Identifiable assets.............  $1,593,044     $461,464     $550,795      $ (260,861)     $2,344,442
                                   =========     ========     ========       =========       =========
1993
Revenues:
  Outside.......................  $  891,599     $ 33,619     $115,693      $       --      $1,040,911
  Intersegment..................          --        2,630       18,402         (21,032)             --
                                  ----------     --------     --------     ------------     ----------
          Total revenues........  $  891,599     $ 36,249     $134,095      $  (21,032)     $1,040,911
                                   =========     ========     ========       =========       =========
Operating profit................  $   88,581     $ 12,325     $ 16,231      $       --      $  117,137
                                   =========     ========     ========       =========
Interest expense................                                                                67,958
                                                                                            ----------
Pretax earnings from
  operations....................                                                            $   49,179
                                                                                             =========
Identifiable assets.............  $1,377,386     $472,669     $422,079      $ (248,111)     $2,024,023
                                   =========     ========     ========       =========       =========
1992
Revenues:
  Outside.......................  $  844,492     $ 31,391     $ 96,001      $       --      $  971,884
  Intersegment..................          --        1,158       21,991         (23,149)             --
                                  ----------     --------     --------     ------------     ----------
          Total revenues........  $  844,492     $ 32,549     $117,992      $  (23,149)     $  971,884
                                   =========     ========     ========       =========       =========
Operating profit................  $   69,628     $ 11,056     $ 21,239      $       --      $  101,923
                                   =========     ========     ========       =========
Interest expense................                                                                76,189
                                                                                            ----------
Pretax earnings from
  operations....................                                                            $   25,734
                                                                                             =========
Identifiable assets.............  $1,354,758     $457,324     $402,190      $ (234,948)     $1,979,324
                                   =========     ========     ========       =========       =========

NINE MONTHS ENDED DECEMBER 31, 1994 VERSUS NINE MONTHS ENDED DECEMBER 31, 1993


U-Haul Operations

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $71.2 million, approximately 11.2%, to $704.5 million in the first nine months of fiscal 1995. The increase in the first nine months of fiscal 1995 is primarily attributable to a $64.6 million increase in net revenues from the rental of moving related equipment, which rose to $645.5 million as compared to $580.9 million in the first nine months of fiscal 1994. Moving related revenues benefited from transactional (volume) growth within the truck and trailer fleets reflecting both rental fleet expansion and higher utilization. Revenues from the rental of self-storage facilities increased by $8.3 million to $60.5 million in the first nine months of fiscal 1995, an increase of approximately 15.9%. Storage revenues were positively impacted by additional rentable square footage and higher average rental rates.


     Net sales revenues were $131.1 million in the first nine months of fiscal 1995, which represents an increase of approximately 6.1% from the first nine months of fiscal 1994 net sales of $123.6 million. Revenue growth from the sale of moving support items (i.e., boxes, etc.), hitches, and propane resulted in a $9.0 million increase during the first nine month period, which was offset by a $1.4 million decrease in revenue from gasoline sales consistent with the Company's plan to remove underground storage tanks and gradually discontinue gasoline sales.


     Cost of sales was $72.6 million in the first nine months of fiscal 1995, which represents a decrease of approximately 1.9% from $74.1 million for the same period in fiscal 1994. The decrease in cost of sales primarily reflects a reduction in the provision for obsolete inventory between the two periods due to management's continued emphasis on disposing of such inventory, including the complete liquidation of RV parts inventory during fiscal 1994. The decrease is also reflective of improved margins on hitch sales. Increased material costs from the sale of moving support items and propane, which can be primarily attributed to higher sales levels, partially offset these decreases.


     Operating expenses increased to $511.2 million in the first nine months of fiscal 1995 from $476.0 million in the first nine months of fiscal 1994, an increase of approximately 7.4%. The change from the prior year primarily reflects a $25.7 million increase in rental equipment maintenance costs. An increase in fleet size, higher transaction levels, and efforts to minimize downtime are primarily responsible for the increase. Lease expense declined by $18.1 million to $48.7 million reflecting lease terminations, lease restructuring, and lower finance costs on new leases originated during the past 18 months. All other operating expense categories increased in the aggregate of $27.6 million, approximately 9.9%, to $305.4 million. The increase in operating expenses is consistent with the growth in rental revenue.


     Depreciation expense for the nine month period was $112.6 million, as compared to $96.6 million in the same period of the prior year, reflecting the increase in fleet size, the acquisition of trucks that were previously leased and real property acquisitions.


Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $13.2 million for the nine months ended September 30, 1994, an increase of $1.4 million, approximately 11.9% over 1993 and accounted for 75.9% of Oxford's premiums in 1994. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.


     Premiums from Oxford's direct lines before intercompany eliminations were $4.2 million for the nine months ended September 30, 1994, an increase of $2.6 million over the prior year. The increase in direct premium is primarily due to Oxford's entrance into the credit life and credit accident and health business. Oxford's direct lines are principally related to the underwriting of group life and disability income and credit life and accident and health. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 7.4% of Oxford's premiums in 1994. Other direct lines accounted for approximately 16.7% of Oxford's premiums in 1994.

     Net investment income before intercompany eliminations was $11.1 million and $9.4 million for the nine months ended September 30, 1994 and 1993, respectively. This increase is primarily due to increasing margins on the interest sensitive business. Gains on the disposition of fixed maturity investments were $1.2 million and $1.5 million for the nine months ended September 30, 1994 and 1993, respectively. Oxford had $1.4 million and $1.3 million of other income for the nine months ended September 30, 1994 and 1993, respectively.


     Benefits and expenses incurred were $23.1 million for the nine months ended September 30, 1994, an increase of 35.1% over 1993. Comparable benefits and expenses incurred for 1993 were $17.1 million. This increase is primarily due to the increase in reserve caused by the increase in annuitizations and the credit life and accident and health business discussed above. In addition, Oxford increased its amortization of deferred acquisition costs.


     Operating profit before intercompany eliminations decreased by $0.5 million, or approximately 5.9%, in 1994 to $8.0 million, primarily due to the decrease in gain on sale of investments and increased amortization of deferred acquisition costs. These decreases in operating profit were partially offset by the increasing margins on the interest sensitive business.


RWIC -- Property and Casualty


     RWIC gross premium writings continued to grow in the first nine months of 1994, to $141.4 million as compared to $131.5 million in the first nine months of 1993. This represents an increase of $9.9 million, or 7.5%. RWIC continues underwriting professional reinsurance via broker markets, and premiums in this area increased in the first nine months of 1994 to $54.1 million, or 38.3% of total premiums, from comparable 1993 figures of $44.6 million, or 33.9% of total premiums. Growth is also occurring in selected general agency lines. These premiums accounted for approximately 15.2% of gross written premiums for 1994, compared to 14.0% in 1993. As in prior years, the rental industry market also accounts for a significant share of total premiums, approximately 43.3% and 40.1% in the first nine months of 1994 and the first nine months of 1993, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics.


     Net earned premiums increased $12.8 million, or 13.6%, to $106.7 million for the nine months ended September 30, 1994, compared with premiums of $93.9 million for the nine months ended September 30, 1993. The premium increase was primarily due to planned increased writings in the assumed reinsurance and general agency lines.


     Underwriting expenses incurred were $115.1 million for the nine months ended September 30, 1994, an increase of $11.8 million, or 11.4% over 1993. Comparable underwriting expenses incurred for 1993 were $103.3 million. The increase in underwriting expenses is due to the larger premium volume being written in 1994, which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net earned premiums decreased from 1.10 in the first nine months of 1993 to 1.08 in the first nine months of 1994. This improvement is primarily attributable to improved loss experience combined with continued market rate strength in the Company's assumed reinsurance area. Also contributing to the improvement was better than expected loss ratios on the Company's general agency lines.


     Net investment income was $21.9 million for the nine months ended September 30, 1994, an increase of 5.8% over the nine months ended September 30, 1993 net investment income of $20.7 million. The increase is due to an increased asset base generated from larger premium volume.


     RWIC completed the nine months ended September 30, 1994 with income before tax expense of $14.8 million as compared to $14.6 million for the comparable period ended September 30, 1993. This represents an increase of $0.2 million, or 1.1% over 1993. Improved underwriting results in the Company's assumed reinsurance and general agency area were offset by declines in its worker's compensation and rental industry liability lines.


Interest Expense

     Interest expense decreased by $1.6 million to $50.9 million for the nine months ended December 31, 1994, as compared to $52.5 million for the nine months ended December 31, 1993. This decrease reflects a reduction in the costs of funds.

Extraordinary Loss on Extinguishment of Debt

     During fiscal 1994, the Company extinguished $25.2 million of its medium term notes originally due in fiscal 1995 through 2000. The weighted average rate of the notes purchased is 9.34%. The purchase resulted in an extraordinary charge of $1.9 million net of $1.0 million of tax benefit.

Consolidated Group

     As a result of the foregoing, pretax earnings of $111.0 million were realized in the nine months ended December 31, 1994, as compared to $80.1 million for the same period in 1993. After providing for income taxes, net earnings for the nine months ended December 31, 1994 were $71.4 million, as compared to $49.8 million for the same period of the prior year. The consolidated results for the prior year reflect a cumulative effect adjustment resulting from the adoption of Statement of Accounting Standards No. 106 "Accounting for Post-Retirement Benefits Other Than Pensions" and extraordinary costs associated with the early retirement of debt.


THREE MONTHS ENDED DECEMBER 31, 1994 VERSUS THREE MONTHS ENDED DECEMBER 31, 1993

U-Haul

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $22.6 million, approximately 12.0%, to $210.5 million in the three months ended December 1994. The increase is primarily attributable to a $18.4 million increase in net revenues from the rental of moving related equipment, which rose to $186.1 million, as compared to $167.7 million for the three months ended December 31, 1994 and December 31, 1993, respectively. Moving related revenues benefited from transactional (volume) growth within the truck and trailer fleets. Revenues from the rental of self-storage facilities increased by $3.6 million to $21.1 million for the three months ended December 1994, an increase of approximately 20.6%. Storage revenues were positively impacted by additional rentable square footage and higher average rental rates.


     Net sales were $33.4 million for the three months ended December 31, 1994, which represents an increase of approximately 8.4% from the three months ended December 31, 1993 net sales of $30.8 million. Revenue growth from the sale of hitches, moving support items (i.e., boxes, etc.), and propane resulted in a $2.7 million increase during the three month period.


     Cost of sales was $19.3 million for the three months ended December 31, 1994 compared to $19.0 million for the same period ended December 31, 1993. Increased material costs corresponding to higher sales levels of moving support items, propane and hitches were primarily responsible.


     Operating expenses increased to $171.7 million for the three months ended December 31, 1994 compared to $154.0 million for the three months ended December 1993, an increase of approximately 11.5%. The change from the prior year primarily reflects increases in virtually all operating expense categories reflecting higher transaction levels, an increase in fleet size and continuing efforts to minimize rental equipment downtime, offset by a decline in lease expense of $0.8 million to $17.2 million. The decline in lease expense reflects the full benefits of last year's lease terminations.


     Depreciation expense for the three month period was $37.8 million, as compared to $34.3 million in the same period of the prior year, reflecting the increase in fleet size, the acquisition of trucks that were previously leased and real property acquisitions.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $5.0 million for the quarter ended September 30, 1994, an increase of $0.8 million, approximately 19.0% over 1993 and accounted for 75.9% of Oxford's premiums in 1994. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.


     Premiums from Oxford's direct lines before intercompany eliminations were $1.9 million for the quarter ended September 30, 1994, an increase of $1.5 million over the prior year. Oxford's direct lines are principally related to the underwriting of group life and disability income insurance on the lives of the employees of AMERCO and its subsidiary companies. Other direct lines include the underwriting of credit life and credit accident and health business and individual life insurance acquired from other insurers. The increase in direct premium is primarily due to Oxford's entrance into the credit life and accident and health business.


     Net investment income before intercompany eliminations was $3.4 million and $3.0 million for the quarters ended September 30, 1994 and 1993, respectively. This increase is primarily due to increasing margins on the interest sensitive business. Gains on the disposition of fixed maturity investments were $1.0 million during the quarter ended September 30, 1993. There were no gains on sale of investments during the quarter ended September 30, 1994. Oxford had $0.4 million and $0.3 million of other income for the quarters ended September 30, 1994 and 1993, respectively.


     Benefits and expenses incurred were $9.0 million for the quarter ended September 30, 1994, an increase of 73.1% over 1993. Comparable benefits and expenses incurred for 1993 were $5.2 million. This increase is primarily due to the increase in reserve caused by the increase in annuitizations and Oxford's entrance into credit life and credit accident and health business. In addition, Oxford increased its amortization of deferred acquisition costs.


     Operating income before intercompany eliminations decreased by $2.1 million, or approximately 55.3%, in 1994 to $1.7 million, primarily due to the decrease in gains on sales of investments due to decreased trading activity. These decreases in operating income were partially offset by the increasing margins on the interest sensitive business.


RWIC -- Property and Casualty


     RWIC gross premium writings for the quarter ended September 1994 were $47.8 million as compared to $50.2 million for the quarter ended September 1993. This represents a decrease of $2.4 million, or 4.6%. As in prior years, the rental industry market accounts for a significant share of total premiums, approximately 48.8% and 42.0% for the quarter ended September 1994 and the quarter ended September 1993, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics.


     Net earned premiums increased $3.9 million, or 10.7%, to $40.3 million for the three months ended September 30, 1994, compared with premiums of $36.4 million for the three months ended September 30, 1993. The premium increase was primarily due to increased writings in the general agency lines.


     Underwriting expenses incurred were $44.5 million for the three months ended September 30, 1994, an increase of $5.5 million, or 14.1% over 1993. Comparable underwriting expenses incurred for 1993 were $39.0 million. The increase in underwriting expenses is due to the larger premium volume being written in 1994, which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net earned premiums increased from 1.07 for the three months ended September 30, 1993 to 1.10 for the three months ended September 30, 1994.


     Net investment income was $7.1 million during the quarters ended September 30, 1994 and 1993, respectively.


     RWIC completed the three months ended September 30, 1994 with pretax earnings of $3.2 million as compared to $6.3 million for the comparable period ended September 1993. This represents a decrease of $3.1 million, or 49.2% over 1993. The decrease is due to poor underwriting results in the rental industry liability lines.


Interest Expense


     Interest expense increased by $0.3 million to $17.6 million for the three months ended December 31, 1994, as compared to $17.2 million for the three months ended December 31, 1993. This increase reflects increases in average debt outstanding which was partially offset by a reduction in the average cost of funds.

Consolidated Group


     As a result of the foregoing, pretax earnings of $2.3 million were realized in the three months ended December 31, 1994, as compared to $4.5 million for the same period in 1993. After providing for income taxes, net earnings for the three months ended December 31, 1994 were $1.9 million, as compared to $1.8 million for the same period of the prior year.


FISCAL YEAR ENDED MARCH 31, 1994 VERSUS FISCAL YEAR ENDED MARCH 31, 1993

U-Haul Operations

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $63.3 million, approximately 8.5%, to $809.4 million in fiscal 1994. The increase from fiscal 1993 is primarily attributable to a $52.2 million increase in net revenues from the rental of moving related equipment, which benefited from transactional growth reflecting higher utilization and rental fleet expansion. Revenues from the rental of self-storage facilities increased by $6.6 million to $70.5 million in fiscal 1994, an increase of approximately 10.3%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates. All other revenue categories increased in the aggregate by $8.7 million during the current year, which primarily reflects increases in gains on note sales of approximately $5.0 million and interest income.


     Net Sales were $156.0 million in fiscal 1994, which represented an increase of approximately 7.2% from fiscal 1993 net sales of $145.5 million. Revenue growth from the sale of hitches, moving support items (i.e., boxes, etc.), and propane net sales increased $10.7 million during fiscal 1994.



     Cost of sales was $92.2 million in fiscal 1994, which represented a decrease of approximately 1.0% from fiscal 1993. The reduction in fiscal 1994 reflects a combination of the absence of recreational vehicle sales, reduced levels of outside repair and a reduction in inventory adjustments which fully offset increased material costs corresponding to the increase in hitch, moving support and propane sales.


     Operating expenses increased to $633.6 million in fiscal 1994 from $599.8 million in fiscal 1993, an increase of approximately 5.6%. The change from the prior year reflects increases in almost all major expense categories with the exception of lease expense for equipment. Rental equipment maintenance costs increased by $27.4 million reflecting fleet expansion, higher utilization, a marginal increase in the age of the fleet and increased emphasis on maximizing rental equipment available to rent by reducing downtime. Lease expense for equipment declined from $117.6 million in fiscal 1993 to $82.9 million in fiscal 1994, a decrease of approximately 29.5%, reflecting lease terminations, lease restructuring and lower finance costs on new leases originated during fiscal 1994. All other operating expense categories increased in the aggregate by $41.1 million, approximately 12.4%, to $373.0 million which is primarily attributable to higher levels of rental and sales activity.

     Depreciation expense during fiscal 1994 was $133.5 million as compared to $110.1 million in the prior year, reflecting the addition of new trucks and trailers and the acquisition of trucks that were previously leased.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $15.8 million for the year ended December 31, 1993, an increase of $0.9 million, approximately 6.0% over 1992 and accounted for 88.7% of Oxford's premiums in 1993. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.


     Premiums from Oxford's direct lines before intercompany eliminations were $2.0 million in 1993, a decrease of $1.0 million (33%) from the prior year. The decrease is primarily attributable to an experience refund incurred on the Company's group life insurance business. Oxford's direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 6.3% of Oxford's premiums in 1993. Other direct lines accounted for approximately 5.0% of Oxford's premiums in 1993.

     Net investment income before intercompany eliminations was $12.6 million and $11.5 million for the years ended December 31, 1993 and 1992, respectively. The increase was primarily due to a decrease in interest credited to policyholders because of the increase in annuitizations. Gains on the disposition of fixed maturity investments were $2.1 million and $4.7 million for the years ended December 31, 1993 and 1992, respectively. Oxford had $1.8 million and $2.2 million of other income, for 1993 and 1992, respectively.

     Benefits and expenses incurred were $24.4 million for the year ended December 31, 1993, an increase of 5.2% over 1992. Comparable benefits and expenses incurred for 1992 were $23.2 million. This increase is primarily due to the increase in annuitizations discussed above.

     Operating profit after intercompany eliminations decreased by $3.4 million, approximately 27.6%, in 1993 to $8.9 million, primarily due to the decrease in gains on fixed maturity investments.

RWIC -- Property and Casualty


     RWIC gross premium writings for the year ended December 31, 1993 were $175.1 million, compared to $155.2 million in 1992, an increase of approximately 12.8%. The rental industry market accounted for a significant share of these premiums, approximately 37% and 40% in 1993 and 1992, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. Selected general agency lines, principally commercial multiple peril, surety and excess workers' compensation and casualty accounted for 8.1%, 3.2% and 5.4%, respectively, of gross premium writings in 1993, compared to approximately 15.4%, 2.8% and 11.9%, respectively, in 1992. RWIC also underwrites reinsurance via broker markets, and premiums in this area increased from $47.1 million in 1992 to $59.5 million in 1993 due to favorable market conditions.


     Net earned premiums increased $24.3 million, approximately 24%, to $125.4 million for the year ended December 31, 1993. This compares with net earned premiums of $101.1 million for the year ended December 31, 1992. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the excess workers' compensation line of RWIC's general agency business. These planned increases are due to strong rates and reduced capacity in the reinsurance market and increased marketing emphasis on the long standing presence in the excess workers' compensation market.

     Underwriting expenses incurred were $135.6 million for the year ended December 31, 1993, an increase of $17.8 million, approximately 15.1% over 1992. Comparable underwriting expenses incurred for 1992 were $117.8 million. Higher underwriting expenses are due to larger premium volumes being written in 1993 which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net premiums improved from 1.17 in 1992 to 1.08 in 1993. This improvement was primarily attributable to improved loss experience in the Company's assumed reinsurance area including the lack of catastrophic losses such as those related to Hurricane Andrew in 1992, as well as the previously mentioned strength in rates.

     Net investment income was $27.4 million in 1993, a decrease of approximately 6.5%, as compared to 1992 net investment income of $29.3 million. This decrease is due primarily to lower rates available in the high quality fixed income market. RWIC's net realized gain on the sale of investments was $2.1 million and $0.7 million in 1993 and 1992, respectively, while other income totaled $1.4 million and $2.9 million.


     RWIC completed 1993 with net after tax income of $14.8 million as compared to $11.8 million for the comparable period ended December 1992. This represents an increase of $3.0 million, or 25.4% over 1992. The increase is due to a combination of better underwriting results and unplanned gains on bond calls. Net income at December 31, 1992 of $11.8 million includes the effect of adopting SFAS 109 ("Accounting for Income Taxes"), previously reported December 31, 1992 net income was $12.8 million.


Interest Expense

     Interest expense was $68.8 million in fiscal 1994, as compared to $68.0 million in fiscal 1993. The increase reflects higher average levels of debt outstanding (see "Liquidity and Capital Resources"), a higher proportion of fixed rate debt, and a lengthening of maturities offset by lower cost of funds.

Extraordinary Loss on Extinguishment of Debt

     During the first and third quarters of fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. The weighted average rate of the notes purchased is 9.34%. The purchase resulted in an extraordinary charge of $1,897,000 net of $1,021,000 of tax benefit.

     During the fourth quarter of fiscal 1994, the Company terminated swaps with a notional value of $77 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1,473,000 net of $793,000 of tax benefit.

FISCAL YEAR ENDED MARCH 31, 1993 VERSUS FISCAL YEAR ENDED MARCH 31, 1992

U-Haul Operations


     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $57.6 million, approximately 8.4%, to $746.1 million in fiscal 1993. The increase from fiscal 1992 is primarily attributable to a $54.7 million increase in net revenues from the rental of moving related equipment, which rose to $684.1 million, as compared to $629.4 million, in fiscal 1992. Improved utilization within the truck rental fleet accounted for the majority of the revenue growth, with one-way rental transactions increasing by 6.1% and in-town rental transactions increasing by 16.5%. Also contributing to the increased revenues was an increase in the number of available rental trailers and trucks. Revenues from the rental of self-storage facilities increased $5.3 million to $63.9 million in fiscal 1993, an increase of approximately 9.2%. Storage revenues were positively impacted by additional rentable square footage, higher average occupancy levels, and higher average rental rates. The increases in revenues from the rental of moving-related equipment and self-storage facilities were partially offset by an aggregate decrease of $2.4 million in general rental item revenues, gains on the sale of property, plant, and equipment, and other miscellaneous revenues.



     Net sales were $145.5 million in fiscal 1993, which represented a decrease of approximately 6.7% from fiscal 1992 net sales of $156.0 million. Moderate revenue growth from the sale of hitches, moving support items (i.e., boxes, etc.), and propane was offset by reduced sales of recreational vehicles due to the liquidation of inventory as well as a reduction in outside repair income due to a reduction in rental trucks owned by a third party, which were previously under a managed equipment agreement.


     Cost of sales was $93.1 million in fiscal 1993, which represented a decrease of approximately 9.5% from fiscal 1992. The reduction in fiscal 1993 reflects reductions in recreational vehicle sales and outside repair income.

     Operating expenses increased to $599.8 million in fiscal 1993 from $562.3 million in fiscal 1992, an increase of approximately 6.7%. The change from the prior year primarily reflects increased rental equipment maintenance costs and higher personnel costs. The higher maintenance costs reflect a slight increase in the age of the truck fleet due to no new units being added in fiscal 1992 and a relatively small number of new units being added in fiscal 1993. Also contributing to higher maintenance costs were U-Haul's repurchase of rental trucks owned by a third party, which were previously under a managed equipment agreement, and higher utilization. Lease expense for the fleet replacement cycle initiated in 1987 peaked in fiscal 1992 at $121.9 million and subsequently declined to $117.6 million in fiscal 1993, a decrease of approximately 3.5%.

Oxford -- Life Insurance

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $14.9 million for the year ended December 31, 1992, a decrease of $4.1 million, approximately 21.6% from 1991 and accounted for 83.3% of Oxford's premiums in 1992. These premiums are primarily from term life insurance and single and flexible premium deferred annuities. Reductions in premiums reflect the anticipated decrease in renewal premiums as a result of normal attrition and mortality, combined with the fact that during 1992 Oxford reduced its activities in the reinsurance market compared to 1991 because of unfavorable market conditions.

     Premiums from Oxford's direct lines before intercompany eliminations were $3.0 million in 1992, an increase of $1.5 million (100%) over the prior year. The increase is primarily due to the issuance of a single premium immediate annuity of $0.8 million. Oxford's other direct lines are principally related to the underwriting of group life and disability income. Insurance on the lives of the employees of AMERCO and its subsidiary companies accounted for approximately 10.8% of Oxford's premiums in 1992. Other direct lines accounted for approximately 5.9% of Oxford's premiums in 1992.


     Net investment income before intercompany eliminations was $11.5 million and $10.2 million for the years ended December 31, 1992 and 1991, respectively. The increase is due to increased margins on interest-sensitive business. Gains on the disposition of fixed maturity investments were $4.7 million and $0.1 million. Oxford had $2.2 million and $1.6 million of other income, for 1992 and 1991, respectively. Other income consists of administration fees and income on the surrender of annuities.

     Benefits and expenses incurred were $23.2 million for the year ended December 31, 1992, an increase of 7.9% over 1991. Comparable benefits and expenses incurred for 1991 were $21.5 million. This increase is primarily due to the increase in deferred acquisition cost amortization discussed below.

     Operating profit increased by $1.3 million, approximately 11.5%, in 1992 to $12.3 million, primarily due to increased margins on interest-sensitive business and gains on disposition or prepayments of fixed maturity investments. As required by generally accepted accounting principles, the amortization of deferred policy acquisition costs was accelerated due to gains on the fixed maturity investments associated with interest-sensitive products, resulting in a charge of approximately $2.0 million.

RWIC -- Property and Casualty

     RWIC gross premium writings for the year ended December 31, 1992 were $155.2 million, compared to $133.7 million in 1991, an increase of approximately 16.1%. The rental industry market accounted for a significant share of these premiums, approximately 40% and 53% in 1992 and 1991, respectively. These writings include U-Haul customers, fleetowners, and U-Haul, as well as other rental industry insureds with similar characteristics. Selected general agency lines, principally commercial multiple peril, surety and excess workers compensation and casualty accounted for approximately 15.4%, 2.8%, and 11.9% respectively, of gross premium writings in 1992, compared to approximately 12.8%, 1.8%, and 14.8% respectively, in 1991. RWIC also underwrites reinsurance via broker markets, and premiums in this area increased from $23.1 million in 1991 to $47.1 million in 1992 due to favorable market conditions.

     Net earned premiums increased $12.3 million, approximately 13.9%, to $101.1 million for the year ended December 31, 1992. This compares with net earned premiums of $88.8 million for the year ended December 31, 1991. The premium increase was primarily due to increased writings in the reinsurance area, along with growth in the commercial multiple peril lines of RWIC's general agency business.

     Underwriting expenses incurred were $117.8 million for the year ended December 31, 1992, an increase of $21.1 million, approximately 21.8%, over 1991. Comparable underwriting expenses incurred for 1991 were $96.7 million. The ratio of underwriting expenses to net earned premiums increased from 1.09 in 1991 to
1.17 in 1992. This increase was primarily attributable to losses related to Hurricane Andrew (approximately $12 million on a pre-tax basis). The majority of these losses were experienced in the Company's assumed reinsurance area.

     Net investment income was $29.3 million in 1992, a decrease of approximately 0.7%, as compared to 1991 net investment income of $29.5 million. The slight decrease in net investment income is due largely to the lower rates available in the high quality fixed income market. RWIC's gain on the sale of investments was $0.7 million and $0.6 million, and RWIC had $2.9 million of other income for 1992 and other expense of $0.9 million for 1991.

     RWIC's operating profit in 1992 decreased $5.0 million, approximately 23.6%, to $16.2 million from $21.2 million for the year ended December 31, 1991.

Interest Expense

     Interest expense was $68.0 million in fiscal 1993, as compared to $76.2 million in fiscal 1992. The decline in interest expense reflects lower average debt levels outstanding and favorable refinance costs on maturing debt.

Result of Operations -- Consolidated Group

     As a result of the foregoing, pre-tax earnings of $66.5 million were realized in fiscal 1994 as compared to $49.2 million in fiscal 1993 and $25.7 million in fiscal 1992. After providing for income taxes, extraordinary costs associated with the early retirement of debt and the cumulative effect of a change in accounting principle, net earnings for fiscal 1994 were $40.2 million as compared to $31.9 million in fiscal 1993 and $20.8 million in fiscal 1992. Income tax as a percentage of pretax earnings from operations was 35.1% in 1993 compared to 19.2% in 1992, due to the Company's increased taxable earnings and the relative impact of tax-exempt interest.

QUARTERLY RESULTS


     The following table presents unaudited quarterly results for the ten quarters in the period beginning July 1, 1992 and ending December 31, 1994. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements incorporated herein by reference. The Company's results of operations have historically fluctuated from period to period, including on a quarterly basis. In particular, the Company's U-Haul business is seasonal and a majority of the Company's revenues and substantially all of its net earnings from its U-Haul business are generated in the first and second quarters of each fiscal year (April through September). The operating results for the periods presented are not necessarily indicative of results for any future period.



                                                                  QUARTER ENDED
                 ----------------------------------------------------------------------------------------------------------------
                 SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                   1992        1992       1993        1993       1993        1993       1994        1994       1994        1994
                 ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total
  revenues.....  $303,871    $242,921   $219,375    $291,348   $324,968    $267,448   $251,091    $323,578   $361,115    $295,888
Net earnings
  (loss).......    26,736      (6,843)   (12,966 )    17,359     30,601       1,799     (9,575 )    29,413     40,071       1,907
Net earnings
  (loss) per
  common
  share(1).....       .69        (.18)      (.34 )       .47        .83        (.02)      (.33 )       .71       1.00        (.04)


- ---------------

(1) For the quarters ended December 31, 1993, March 31, June 30, September 30, and December 31, 1994 net earnings per common share amounts were computed after giving effect to the dividend on the Company's Series A 8 1/2% Preferred Stock. See "Description of Capital Stock -- Dividends."


LIQUIDITY AND CAPITAL RESOURCES

U-Haul


     To meet the needs of its customers, U-Haul must maintain a large inventory of fixed asset rental items. At December 31, 1994, net property, plant and equipment represented approximately 70.5% of total U-Haul assets and approximately 49.8% of consolidated assets. In the first nine months of fiscal 1995, capital expenditures were $322.1 million, as compared to $395.2 million in the first nine months of fiscal 1994, reflecting expansion of the rental fleet in both periods, purchase of trucks previously leased, and increases in the available square footage in the self-storage segment. The capital required to fund these acquisitions were funded with internally generated funds from operations and debt financings.



     Cash flows from operations were $170.7 million in the first nine months of fiscal 1995, as compared to $171.2 million in the first nine months of fiscal 1994. The decrease of $0.5 million is primarily due to an increase in net earnings and depreciation and amortization, offset by a decrease in net change of operating assets and liabilities, including receivables and deferred income taxes.



Oxford -- Life Insurance



     Oxford's primary sources of cash are premiums, receipts from interest-sensitive products and investment income. The primary uses of cash are operating costs and benefit payments to policyholders. Matching the investment portfolio to the cash flow demands of the types of insurance being written is an important consideration. Benefit and claim statistics are continually monitored to provide projections of future cash requirements.

     Cash flows from operations were $14.4 million and $18.7 million for the nine months ended September 30, 1994 and 1993, respectively. In addition to cash flow from operations and financing activities, a substantial amount of liquid funds is available through Oxford's short-term portfolio. At September 30, 1994 and 1993, short-term investments amounted to $9.5 million and $22.8 million, respectively. Management believes that the overall sources of liquidity will continue to meet foreseeable cash needs.


     Stockholder's equity of Oxford, on September 30, 1994 was $87.9 million. Stockholder's equity excluding investment in RWIC, was $86.3 million in 1993. On June 30, 1994, Oxford dividended 100% of the common stock of RWIC to Ponderosa. During 1994 and 1993, Oxford paid cash dividends of $4.9 million and $10.0 million, respectively, to Ponderosa. The decrease in dividends is primarily due to the dividend of RWIC discussed above.


     Applicable laws and regulations of the State of Arizona require the Company's insurance subsidiaries to maintain minimum capital determined in accordance with statutory accounting practices in the amount of $600,000. In addition, the amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. As a result of the dividend of RWIC stock on June 30, 1994, the State of Arizona must approve future dividends made through June 30, 1995. These restrictions are not expected to have a material adverse effect on the ability of the Company to meet its cash obligations.

RWIC -- Property and Casualty

     Cash flows from operations were $14.3 million and $7.5 million for the nine months ended September 30, 1994 and 1993, respectively. The increase is primarily attributed to increased premium writings and decreased reinsurance receivable balances due to the timing of collection procedures. In addition to cash flows from operations, a substantial amount of liquid assets and budgeted cash flows is available to meet periodic needs.


     RWIC's short-term investment portfolio was $6.3 million at September 30, 1994. The Company believes that this level of liquid assets, combined with budgeted cash flow, is adequate to meet periodic needs. This balance also reflects funds in transition from maturity proceeds to long-term investments. The structure of the long-term portfolio is designed to match future cash needs. Capital and operating budgets allow RWIC to schedule cash needs.


     RWIC maintains a diversified investment portfolio, primarily in bonds at varying maturity levels. Approximately 96.8% of the portfolio consists of investment grade securities. The maturity distribution is designed to provide sufficient liquidity to meet future cash needs. Current liquidity is adequate, with current invested assets equal to 94.4% of total liabilities.


     Shareholder equity increased 0.2% from $161.0 million at December 31, 1993 to $161.4 million at September 30, 1994. RWIC considers current shareholder's equity to be adequate to support future growth and absorb unforseen risk events. RWIC does not use debt or equity issues to increase capital and therefore has no exposure to capital market conditions. RWIC paid shareholder dividends of $9.7 million during the nine months ended September 30, 1994.

Consolidated Group

     At December 31, 1994, total notes and loans payable outstanding was $827.6 million as compared to $723.8 million at March 31, 1994 and $666.1 million at December 31, 1993. The increase from 1993 reflects the expansion in the rental fleet and self-storage segment.


     During each of the fiscal years ending March 31, 1995, 1996, and 1997, U-Haul estimates gross capital expenditures will average approximately $360 million as a result of the expansion of the rental fleet and self-storage segment. This level of capital expenditures, combined with an average of approximately $100 million in annual long-term debt maturities during this same period, are expected to create annual average funding needs of approximately $460 million. Management estimates that U-Haul will fund approximately 55% of these requirements with internally generated funds, including proceeds from the disposition of older trucks and other asset sales. The remainder of the required capital expenditures are expected to be financed through existing credit facilities, new debt placements, lease fundings, and/or equity offerings.

Credit Agreements

     The Company's subsdiary operations are funded by various credit and financing arrangements, including unsecured long-term borrowings, unsecured medium-term notes, and revolving lines of credit with domestic and foreign banks. Principally to finance its fleet of trucks and trailers, the Company routinely guarantees sale and leaseback transactions entered into by U-Haul. As of December 31, 1994, the Company had $827.6 million in total notes and loans payable outstanding and unutilized lines of credit of approximately $310.0 million.


     Certain of the Company's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. At December 31, 1994, the Company was in compliance with these covenants. In addition, the Company's credit agreements contain provisions that could result in a required prepayment upon a "change in control" of the Company.


     Under certain of the Company's credit agreements, a "change in control" is deemed to occur if (a) any transfer of any shares of any class of capital stock results in the Company's ESOP and members of the Shoen family owning in the aggregate less than the amount of capital stock as may be necessary to enable them to cast in excess of 50% of the votes for the election of directors of the Company or (b) during any period for two consecutive years, persons who at the beginning of such period constituted the Board of Directors of the Company (including any director approved by a vote of not less than 66 2/3% of such board) cease for any reason to constitute greater than 50% of the then acting Board.


     The Company is further restricted in the type and amount of dividends and distributions that it may issue or pay, and in the issuance of certain types of preferred stock. The Company is prohibited from issuing shares of preferred stock that provide for any mandatory redemption, sinking fund payment, or mandatory prepayment, or that allow the holders thereof to require the Company or an subsidiary of the Company to repurchase such preferred stock at the option of such holders or upon the occurrence of any event or events without the consent of its lenders.


Stockholder Litigation

     As disclosed in "Business -- Litigation," certain members of the Company's Board of Directors and Selling Stockholder are defendants in an action initiated by the Outside Stockholder Group. The Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or By-Laws for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions. The extent of the Company's indemnification obligation, if any, cannot be reasonably estimated. Based on the plaintiffs' theory of damages, the Court ruled that the plaintiffs elected that their remedy in this litigation would be the sale of their stock to the defendants at a price determined by the Court based on the value of their stock in 1988. The jury has determined that such value was $81.12 per share or approximately $1.48 billion. On February 2, 1995, the judge in this case granted the defendants' motion for remittitur or a new trial on the issue of damages. The judge determined that the value of the plaintiffs' stock in 1988 was $25.30 per share or approximately $461.8 million. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur. The jury also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. The judge ruled that this punitive damage award is excessive and granted Edward J. Shoen's motion for remittitur or a new trial on the issue of punitive damages. The judge reduced the award of punitive damages against Edward J. Shoen to $7 million. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur reducing the punitive damages to $7 million. No provision has been made in the Company's financial statements for any possible indemnification claims. Before the Company will have any indemnification obligations, a final judgment must be entered against the defendants, the defendants must request indemnification from the Company, and a determination must be made under Nevada law as to the validity of the indemnification claims. If valid indemnification claims are made, the Company believes that various means of financing the purchase of the plaintiffs' stock would exist, including, but not limited to, the public sale of common stock by the Company or by certain of the defendants. The Company believes, but no assurance can be given, that it can obtain any necessary waivers or amendments of any provisions of its credit agreements to permit the Company to finance the purchase of the plaintiffs' stock. The Company believes, but no assurance can be given, that it will be able to satisfy its indemnification obligations, if any, unless the amount to be paid to the plaintiffs for their stock is increased following the completion of any appeals or any new trial on the issue of damages. The Company is unable to predict the likelihood, outcome, or consequences of any appeal. In the event any cash paid by the Company for the plaintiffs' stock is in excess of the fair value of the stock received by the Company, the Company will be required to record an expense equal to that difference.


OTHER


     Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," was issued by the Financial Accounting Standards Board in December 1990. The statement requires that the expected costs of health care and life insurance provided to retired employees be recognized as expense during the years employees render service. The Company adopted the provisions of this statement effective April 1, 1993. The accumulated postretirement benefit obligation recognized by the Company at April 1, 1993 was $5.0 million. Net of income taxes, the cumulative effect of adoption at April 1, 1993 was $3.1 million.


     Further, during the first quarter of fiscal 1994 the Company adopted the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires a change from the deferred to the liability method of computing deferred income taxes. The adoption of the provisions of this statement resulted in a $11.1 million net increase in deferred income taxes payable. The Company adopted this change retroactively to April 1, 1988. For additional information, see Note 7 of Notes to Consolidated Financial Statements.


     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers Accounting for Postemployment Benefits." The statement applies to employers who provide certain benefits to former or inactive employees after employment but before retirement. It requires that the cost of such benefits be recognized over the service period of employees as these benefits vest or accumulate. The provisions of this statement must be adopted for fiscal years beginning after December 15, 1993. The impact of adoption of this statement is immaterial.


     In December 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." Effective January 1, 1993, the Company adopted the standard. The primary impact on the Company's financial statements is the requirement to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. Previously, such effects were reported on a net basis. As a result of adoption of the standard, unpaid losses and loss expenses as of March 31, 1994 have been increased by approximately $76 million to reflect the Company's policy liabilities without regard to reinsurance. A corresponding amount due from reinsurers on unpaid losses, including amounts related to claims incurred but not reported, has also been reflected. Additionally, unearned premiums have been increased by approximately $12 million for policy premiums ceded to reinsurers for which the coverage period has not yet expired. Prepaid insurance premiums of a corresponding amount have also been reflected in the consolidated balance sheet. The consolidated balance sheet as of March 31, 1993 has not been restated to reflect the adoption of the standard.

     Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," was issued by the Financial Accounting Standards Board in May 1993. This standard is effective for years beginning after December 15, 1994. The standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company has not completed an evaluation of the effect of this standard.

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board in May 1993. This standard requires classification of debt securities into one of the following three categories based on management's intention with regard to such securities: held-to-maturity, available-for-sale and trading. Securities classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis in a separate component of stockholders' equity. Securities classified as trading are recorded at fair value with unrealized gains or losses reported on a net basis in income. Effective December 31, 1993, RWIC adopted the standard. RWIC does not currently maintain a trading portfolio. U-Haul and Oxford have adopted this statement in fiscal 1995. The effect of adopting this statement on the Company's results of operations is immaterial.

     Statement of Position 93-7, "Reporting on Advertising Costs," was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising takes place, reporting the costs of direct-response advertising, and amortizing the amount of direct-response advertising reported as assets. This statement of position is effective for financial statements for years beginning after June 15, 1994. The Company currently matches certain advertising costs with revenue generated in future periods, and at March 31, 1994, $8.2 million in advertising costs are deferred and included in prepaid expenses. The Company has completed an evaluation of the effect of this statement of position but has not determined the timing of adoption. However, the Company must adopt this statement of position no later than fiscal 1996.


     In December 1994, the Accounting Standards Executive Committee issued Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties." This statement requires companies to disclose in their financial statements information regarding the nature of their operations, the use of estimates in the preparation of the financial statements and, in certain instances, variability due to certain considerations. Adoption is required for fiscal years ending after December 15, 1995. The Company is currently evaluating the effects of this pronouncement.



     In October 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." This statement requires companies to include in their financial statements disclosures about the amounts, nature and terms of derivative financial instruments. Adoption is required for fiscal years ending after December 15, 1994. The Company is currently evaluating the effects of this pronouncement.


IMPACT OF INFLATION

     Inflation has had no material financial effect on the Company's results of operations in the years discussed.

                                    BUSINESS

HISTORY


     The Company was founded in 1945 under the name "U-Haul Trailer Rental Company." From 1945 to 1975, the Company rented trailers and trucks on a one-way and in-town round-trip basis through independent dealers (at that time principally independent gasoline service stations). Since 1974, the Company has developed a network of Company-owned rental centers ("U-Haul Centers") (through which U-Haul rents its trucks and trailers and provides a number of other related products and services) and has expanded the number and geographic diversity of its independent dealers. At December 31, 1994, the Company's distribution network included approximately 1,100 U-Haul Centers and approximately 12,400 independent dealers.



     In March 1974, in conjunction with the acquisition and construction of U-Haul Centers, the Company entered the self-storage business. As of December 31, 1994, such self-storage facilities were located at or near approximately 67% of the Company's U-Haul Centers. Beginning in 1974, the Company introduced the sale and installation of hitches and towing systems, as well as the sale of support items such as packing and moving aids. During 1983, the Company expanded its range of do-it-yourself rental products to include tools and equipment for the homeowner and small contractor and other general rental items.


     In 1969, the Company acquired Oxford to provide employee health and life insurance for the Company in a cost-effective manner. In 1973, the Company formed RWIC to provide automobile liability insurance for the U-Haul truck and trailer rental customers.


     Commencing in 1987, the Company began the implementation of a strategic plan designed to emphasize reinvestment in its core do-it-yourself rental, moving, and storage business. The plan included a fleet renewal program (see "Business -- U-Haul Operations -- Rental Equipment Fleet") and provided for the discontinuation of certain unprofitable and unrelated operations. As part of its plan, the Company discontinued the operation of its full-service moving van lines, initiated the phase out of its recreational vehicle rental operations, and began the disposition of its recreational vehicle rental fleet. The disposition of the moving van lines' assets and the recreational vehicle rental fleet were completed in 1988 and 1992, respectively. The Company also eliminated various types of rental equipment and closed certain warehouses and repair facilities. The Company believes that its refocused business strategy enabled U-Haul to generate higher revenues and to achieve significant cost savings. This plan has been and continues to be vigorously opposed by the Outside Stockholder Group and would in all likelihood not be pursued in the event of a change in control. See "Risk Factors -- Existing Management -- Potential Change in Control."



     Since 1987, the Company has sold surplus real estate assets with a book value of approximately $39.2 million for total proceeds of approximately $79.2 million. At December 31, 1994, the book value of the Company's real estate assets deemed to be surplus was approximately $16.9 million.


     In 1990, the Company reorganized its operations into separate legal entities, each with its own operating, financial, and investment strategies. The reorganization separated the Company into three parts: U-Haul rental operations, insurance, and real estate. The purpose of the reorganization was to increase management accountability and to allow the allocation of capital based on defined performance measurements.

BUSINESS STRATEGY

     U-HAUL OPERATIONS

     The Company's present business strategy remains focused on the do-it-yourself moving customer. The objective of this strategy is to offer, in an integrated manner over a diverse geographical area, a wide range of products and services to the do-it-yourself moving customer.

     Through its "Moving Made Easier(R)" program, the Company strives to offer its customers a high quality, reliable, and convenient fleet of trucks and trailers at reasonable prices while simultaneously offering other related products and services, including moving accessories, self-storage facilities, and other items often desired by the do-it-yourself mover. The rental trucks purchased in the fleet renewal program have been designed with the do-it-yourself customer in mind to include features such as low decks, air conditioning, power steering, automatic transmissions, soft suspensions, AM/FM cassette stereo systems, and over-the-cab storage. The Company has introduced certain insurance products, including "Safemove(R)" and "Safestor(R)," to provide the do-it-yourself mover with certain moving-related insurance coverage. In addition, the Company provides rental customers the option of storing their possessions at either their points of departure or destination.


     The Company believes that customer access, in terms of truck or trailer availability and proximity of rental location, is critical to its success. Since 1987, the Company has more than doubled the number of U-Haul rental locations, with a net addition of approximately 6,900 independent dealers.



     To effectively service the U-Haul customer at these additional rental locations with equipment commensurate with the Company's commitment to product excellence, the Company, as part of the fleet renewal program, purchased approximately 71,000 new trucks between March 1987 and December 1994 and reduced the overall average age of its truck fleet from approximately 11 years at March 1987 to approximately five years at December 1994. During this period, approximately 62,000 trucks were retired or sold.



     Since 1990, U-Haul has replaced approximately 52% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Given the mechanical simplicity of a trailer relative to a truck and a trailer's longer useful life, the Company expects to replace trailers only as necessary.


     Beginning in 1983, the Company implemented a point-of-sale computer system for all of its Company-owned locations. The system was designed primarily to handle the Company's reservations, traffic, and reporting of rental transactions. The Company believes that the implementation of the system has been a significant factor in allowing the Company to increase its fleet utilization. Since the initial implementation, the Company has added several additional enhancements to the system, including full budgeting and financial reporting systems.

     INSURANCE OPERATIONS

     Oxford's business strategy emphasizes long-term capital growth funded through earnings from reinsurance and investment activities. In the past, Oxford has selectively reinsured life, health, and annuity-type insurance products. Oxford anticipates pursuing its growth strategy by providing reinsurance facilities to well-managed insurance or reinsurance companies offering similar type products who are desirous of additional capital either as a result of rapid growth or regulatory demands or who are divesting non-core business lines.

     RWIC's principal business strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. RWIC believes that providing U-Haul and U-Haul customers with property and casualty insurance coverage has enabled it to develop expertise in the areas of rental vehicle lessee insurance, self-storage property coverage, motor home insurance coverage, and general rental equipment coverage. RWIC has used and plans to continue to use this knowledge to expand its customer base by offering similar products to customers other than U-Haul. In addition, RWIC plans to expand its involvement in specialized areas by offering commercial multi-peril and surety coverage and by assuming reinsurance business.

U-HAUL OPERATIONS

     GENERAL

     The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of Company-owned U-Haul Centers and independent dealers throughout the United States and Canada.


     Substantially all of the Company's rental revenue is derived from do-it-yourself moving customers. The remaining business comes from commercial/industrial customers. Moving rentals include: (i) in-town (round-trip) rentals, where the equipment is returned to the originating U-Haul Center or independent dealer and (ii) one-way rentals, where the equipment is returned to a U-Haul Center or independent dealer in another city. Typically, the number of in-town rental transactions in any given year is substantially greater than the number of one-way rental transactions. However, total revenues generated by one-way transactions in any given year typically exceed total revenues from in-town rental transactions.


     As part of the Company's integrated approach to the do-it-yourself moving market, U-Haul has a variety of product offerings. U-Haul's "Moving Made Easier(R)" program is designed to offer safe, well-equipped rental trucks and trailers at a reasonable price and to provide support items such as furniture pads, hand trucks, appliance and utility dollies, mirrors, tow bars, tow dollies, and bumper hitches. The Company also sells boxes, tape, and packaging materials and rents additional items such as floor polishers and carpet cleaning equipment at its U-Haul Center locations. U-Haul Centers also install hitches and sell propane, and some of them sell gasoline. U-Haul sells insurance packages such as (i) "Safemove(R)," which provides moving customers with a damage waiver, cargo protection, and medical and life coverage, and (ii) "Safestor(R)," which provides self-storage rental customers with various insurance coverages.

     The U-Haul truck and trailer rental business tends to be seasonal with more transactions and revenues generated in the spring and summer months than during the balance of the year. The Company attributes this seasonality to the preference of do-it-yourself movers to move during this time. Also, consistent with do-it-yourself mover preferences, the number of rental transactions tends to be higher on weekends than on weekdays.

     RENTAL EQUIPMENT FLEET


     As of December 31, 1994, U-Haul's rental equipment fleet consisted of approximately 79,000 trucks and approximately 91,000 trailers. Rental trucks are offered in five sizes and range in size from the ten-foot "Mini-Mover(R)" to the twenty-six-foot "Super-Mover(R)." In addition, U-Haul offers pick-up trucks and cargo vans at many of its locations. Trailers range between six feet and twelve feet in length and are offered in both open and closed box configurations.


     DISTRIBUTION NETWORK


     The Company's U-Haul products and services are marketed across the United States and Canada through, as of December 31, 1994, approximately 1,100 Company-owned U-Haul Centers and approximately 12,400 independent dealers. The independent dealers, which include gasoline station operators, general equipment rental operators, and others, rent U-Haul trucks and trailers in addition to carrying on their principal lines of business. U-Haul Centers, however, are dedicated to the U-Haul line of products and services and offer those and related products and services. Independent dealers are commonly located in suburban and rural markets, while U-Haul Centers are concentrated in urban and suburban markets.


     Independent dealers receive U-Haul equipment on a consignment basis and are paid a commission on gross revenues generated from their rentals. Independent dealers also may earn referral commissions on U-Haul products and services provided at other U-Haul locations. The Company maintains contracts with its independent dealers that can be cancelled upon thirty days' written notice by either party.

     In addition, the Company has sought to improve the productivity of its rental locations by installing computerized reservations and network management systems in each U-Haul Center and a limited number of independent dealers. The Company believes that these systems have been a major factor in enabling the Company to deploy equipment more effectively throughout its network of locations and anticipates expanding these systems to cover additional independent dealers.

     The Company's U-Haul Center and independent dealer network in the United States and Canada is divided into 11 districts, each supervised by an area district vice president. Within the districts, the Company has established local marketing companies, each of which, guided by a marketing company president, is responsible for retail marketing at all U-Haul Centers and independent dealers within its respective geographic area.

     Although rental dealers are independent, U-Haul area field managers oversee the dealer network by inspecting each independent dealer's facilities and auditing their activities on a regular basis. In addition, the area field managers recruit new independent dealers for expansion or replacement purposes. U-Haul has instituted performance compensation programs that focus on accomplishment and reward strong performers.

     SELF-STORAGE BUSINESS


     U-Haul entered the self-storage business in 1974 and since that time has increased the rentable square footage of its storage locations through the acquisition of existing facilities and new construction. In addition, the Company has entered into management agreements to manage self-storage properties owned by other companies and is expanding this type of operation as well as expanding its ownership of self-storage facilities. The Company also provides financing and management services for independent self-storage businesses.



     Through approximately 650 Company-owned or Company-managed locations in the United States and Canada, the Company offers for rent more than 13.0 million square feet of self-storage space. The Company's self-storage facility locations have an average of 20,000 square feet of storage space, with individual storage spaces ranging in size from 16 square feet to 200 square feet.


     Units are rented to individuals and businesses for temporary storage on a monthly basis. In fiscal 1994, occupancy rates increased to approximately 91% from approximately 85% in the prior year. During fiscal 1994 and fiscal 1993, delinquent rentals as a percentage of total storage rentals were approximately 5% in each year, which rate the Company considers to be satisfactory.

     EQUIPMENT DESIGN, MANUFACTURE AND MAINTENANCE


     The Company designs and manufactures its truck van boxes, trailers, and various other support rental equipment items. With the needs of the do-it-yourself moving customer in mind, the Company's equipment is designed to achieve high safety standards, simplicity of operation, reliability, convenience, durability, and fuel economy. Truck chassis are manufactured to Company specifications by both foreign and domestic truck manufacturers. These chassis receive certain post-delivery modifications and are joined with van boxes at seven Company-owned manufacturing and assembly facilities in the United States.


     The Company services and maintains its trucks and trailers through a periodic maintenance program. Regular vehicle maintenance is generally performed at Company-owned facilities located throughout the United States and Canada. Major repairs are performed either by the chassis manufacturers' dealers or by Company-owned repair shops. To the extent available, the Company takes advantage of manufacturers' warranties.

     Since the fleet renewal program began in fiscal 1987, the number of repair locations has been reduced significantly. Maintenance costs declined from a high of $163.0 million in fiscal 1987 to a low of $80.5 million in fiscal 1989. However, due to a reduction both in new truck purchases and older truck retirements in fiscal 1992 and fiscal 1993, maintenance expense increased to $150.3 million in fiscal 1993 and $177.7 million in fiscal 1994. During fiscal 1994, the Company, as part of its fleet renewal program, resumed the purchase and manufacture of new trucks with the objective of increasing the size of the truck fleet.

     COMPETITION


     The do-it-yourself moving truck and trailer rental market is highly competitive and dominated by national operators in both the in-town and one-way markets. These competitors include the truck rental divisions of Ryder System, Penske Truck Leasing, and Budget Rent-A-Car. Management believes that there are two distinct users of rental trucks: commercial users and do-it-yourself users. As noted above, the Company focuses on the do-it-yourself mover. The Company believes that the principal competitive factors are price, convenience of rental locations, and availability of quality rental equipment.

     The self-storage industry is also highly competitive. In addition to the Company, there are two other national firms, Public Storage and Shurgard, and numerous regional and local operators. Efficient management of occupancy and delinquency rates, as well as price and convenience, are key competitive factors.

     EMPLOYEES


     For the period ending March 31, 1994, the Company's non-seasonal workforce consisted of approximately 12,000 employees comprised of approximately 41% part-time and 59% full-time employees. During the summer months, the Company increases its workforce by approximately 400 employees. The percentage of part-time employees was approximately 41% of the total workforce on December 31, 1994. The Company's employees are non-unionized, and management believes that its relations with its employees are satisfactory.


INSURANCE OPERATIONS

     OXFORD -- LIFE INSURANCE

     Oxford underwrites life, health and annuity insurance, both as a direct writer and as an assuming reinsurer. Oxford's direct lines are primarily related to group life and disability coverage issued to employees of AMERCO and its subsidiaries. For the year ended December 31, 1993, approximately 6.3% of Oxford's premium revenues resulted from business with AMERCO and its subsidiaries. Oxford's other direct writings include individual life insurance acquired from other insurers and a small volume of individual annuity products written through independent agents, which together accounted for approximately 5.0% of Oxford's premium revenues for the year ended December 31, 1993. Oxford administers AMERCO's self-insured group health and dental plans.

     Oxford's reinsurance assumed lines, which accounted for approximately 88.7% of Oxford's premium revenues for the year ended December 31, 1993, include individual life insurance coverage, annuity coverages, excess loss health insurance coverage, and short-term travel accident coverage. These reinsurance arrangements are entered into with unaffiliated insurers, except for travel accident products reinsured from RWIC.

     RWIC -- PROPERTY AND CASUALTY


     RWIC's underwriting activities consist of three basic areas: U-Haul and U-Haul-affiliated underwriting; direct underwriting; and assumed reinsurance underwriting. U-Haul underwritings include coverage for U-Haul and U-Haul employees, and U-Haul-affiliated underwritings consist primarily of coverage for U-Haul customers. For the year ended December 31, 1993, approximately 38% of RWIC's written premiums resulted from U-Haul and U-Haul-affiliated underwriting activities. RWIC's direct underwriting is done through home office underwriters and selected general agents. The products provided include liability coverage for rental vehicle lessees and storage rental properties, and coverage for commercial multiple peril, surety, and excess workers' compensation. RWIC's assumed reinsurance underwriting is done via broker markets and includes, among other things, reinsurance of municipal bond insurance written through MBIA, Inc.


     RWIC provides a liability for unpaid losses that is based on the estimated ultimate cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsurers and estimates for incurred but unreported losses based on RWIC's historical experience supplemented by insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expense paid to losses paid.

     The liabilities are estimates necessary to settle all claims as of the date of the stated reserves and all incurred but not reported claims. RWIC updates the reserves as additional facts regarding claims become apparent. In addition, court decisions, economic conditions and public attitudes impact the estimation of reserves and also the ultimate cost of claims. In estimating reserves, no attempt is made to isolate inflation from the combined effect of numerous factors including inflation. Unpaid losses and unpaid loss expenses are not discounted.

     RWIC's unpaid loss and loss expenses are certified annually by an independent actuarial consulting firm as required by state regulation.

     The following table is a reconciliation in summary form, for each of the last three years, of the beginning and end of year unpaid loss and loss expenses:


                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1992         1991
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Unpaid loss and loss expenses, beginning of year...........  $238,762     $236,019     $226,324
                                                             --------     --------     --------
Losses and loss adjustment expenses:
  attributable to the current year.........................    91,044       96,451       74,510
  Increase (Decrease) attributable to prior years..........    12,688       (4,241)       3,124
                                                             --------     --------     --------
          Total............................................   103,732       92,210       77,634
                                                             --------     --------     --------
Payments:
  Loss and loss adjustment expenses attributable to current
     year..................................................    20,200       23,936       12,810
  Payments attributable to prior years.....................    83,923       65,531       55,129
                                                             --------     --------     --------
          Total............................................   104,123       89,467       67,939
                                                             --------     --------     --------
Increase due to adoption of SFAS 113.......................    76,111           --           --
                                                             --------     --------     --------
Unpaid loss and loss expenses, end of year.................  $314,482     $238,762     $236,019
                                                             ========     ========     ========


     Effective December 31, 1993, RWIC adopted Statement of Financial Accounting Standards (SFAS) No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts." The primary impact of SFAS No. 113 is the requirement to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. Previously, RWIC reported such effects on a net basis. As a result of adoption of SFAS No. 113, the liability for unpaid losses and loss adjustment expenses as of December 31, 1993 has been increased approximately $76 million to reflect policy liabilities without regard to reinsurance. A corresponding amount due from reinsurers on unpaid losses, including amounts related to claims incurred but not reported, has also been reflected.


     The operating results of the property and casualty insurance industry, including RWIC, are subject to significant fluctuations due to numerous factors, including premium rate competition, catastrophic and unpredictable events (including man-made and natural disasters), general economic and social conditions, interest rates, investment returns, changes in tax laws, regulatory developments, and the ability to accurately estimate liabilities for unpaid losses and loss expenses.


     INVESTMENTS

     Oxford's and RWIC's investments must comply with the insurance laws of the State of Arizona where the companies are domiciled. These laws prescribe the type, quality, and concentration of investments that may be made. In general, these laws permit investments in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and real estate, within specified limits and subject to certain qualifications. Moreover, in order to be considered an acceptable reinsurer by cedents and intermediaries, a reinsurer must offer financial security. The quality and liquidity of invested assets are important considerations in determining such security.

     The investment philosophies of Oxford and RWIC emphasize protection of principal through the purchase of investment grade fixed income securities. Approximately 99% of their respective portfolios consist of investment grade securities. The maturity distributions are designed to provide sufficient liquidity to meet future cash needs.

     REINSURANCE

     The Company's insurance operations assume and cede insurance from and to other insurers and members of various reinsurance pools and associations. Reinsurance arrangements are utilized to provide greater diversification of risk and to minimize exposure on large risks. However, the original insurer remains liable should the assuming insurer not be able to meet its obligations under the reinsurance agreements.

     REGULATION

     The Company's insurance subsidiaries are subject to considerable regulation and supervision in the states in which they transact business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders. As a result of federal legislation, the primary regulation of the insurance industry is performed by the states. State regulation extends to such matters as licensing companies; restricting the types or quality of investments; regulating capital and surplus and actuarial reserve maintenance; setting solvency standards; requiring triennial financial examinations, market conduct surveys, and the filing of reports on financial condition; licensing agents; regulating aspects of the insurance companies' relationship with their agents; restricting expenses, commissions, and new business issued; imposing requirements relating to policy contents; restricting use of some underwriting criteria; regulating rates, forms, and advertising; limiting the grounds for cancellations or non-renewal of policies; regulating solicitation and replacement practices; and specifying what might constitute unfair practices. State laws also regulate transactions and dividends between an insurance company and its parent or affiliates, and generally require prior approval or notification for any change in control of the insurance subsidiary.

     In the past few years, the insurance and reinsurance regulatory framework has been subjected to increased scrutiny by the National Association of Insurance Commissioners (the "NAIC"), state legislatures, insurance regulators, and the United States Congress. State legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. The NAIC and state insurance regulators have been examining existing laws and regulations with an emphasis on insurance company investment and solvency issues. Legislation has been introduced in Congress that could result in the federal government assuming some role in the regulation of the insurance industry. It is not possible to predict the future impact of changing state and federal regulation on the operations of Oxford and RWIC.


     Beginning in 1993, the NAIC adopted and implemented minimum risk-based capitalization requirements for life insurance companies, including Oxford. As of the date of this Prospectus, Oxford is in compliance with these requirements. The NAIC has adopted a model for establishing minimum risk-based capitalization requirements for property and casualty insurance and reinsurance companies. The NAIC's stated objective in developing such risk-based capital standards is to improve solvency monitoring. RWIC will adopt the minimum risk-based capitalization requirements in fiscal 1995. Adoption will have no material effect on RWIC.


     COMPETITION

     The insurance industry is competitive. Competitors include a large number of life insurance companies and property and casualty insurance companies, some of which are owned by stockholders and others of which are owned by policyholders (mutual). Many companies in competition with Oxford and RWIC have been in business for a longer period of time or possess substantially greater financial resources. Competition in the insurance business is based upon price, product design, and services rendered to producers and policyholders.

AMERCO REAL ESTATE COMPANY


     AREC owns and manages most of the Company's real estate assets, including the Company's U-Haul Center locations. AREC has responsibility for acquiring and developing properties suitable for new U-Haul Centers and self-storage locations and managing environmental risks. In addition to the U-Haul operations, AREC actively seeks to lease or dispose of surplus properties. See
"Business -- History."


LITIGATION


     Certain members of the Company's Board of Directors and the Selling Stockholder, are defendants in an action in the Superior Court of the State of Arizona in and for the County of Maricopa entitled

Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988. The Company was also a defendant in the action as originally filed, but the Company was dismissed from the action on August 15, 1994, subject only to the right, to the extent that any exists, of the plaintiffs to appeal such dismissal. The plaintiffs, who are all members of the Outside Stockholder Group that is currently opposed to existing Company management (see "Principal Stockholders"), have alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company common stock to certain key employees. That sale allegedly prevented the Outside Stockholder Group from gaining a majority position in the Company's voting stock and control of the Company's Board of Directors. The plaintiffs alleged various breaches of fiduciary duty and other unlawful conduct by the individual defendants and sought equitable relief, compensatory damages, and punitive damages. The Court dismissed all claims for equitable relief that would have allowed the plaintiffs to sit on the Board of Directors, subject only to the right, to the extent that any exists, of the plaintiffs to appeal such dismissal. Based on the plaintiffs' theory of damages, the Court ruled that the plaintiffs elected as their remedy in this lawsuit to sell their shares of stock to the defendants. The price was to be determined based on the value of the plaintiffs' stock in 1988. On October 7, 1994, the jury determined that (i) the defendants breached their fiduciary duties, and (ii) such breach diminished the value of the plaintiffs' stock. The jury also determined the value of the plaintiffs' stock in 1988 to be $81.12 per share or approximately $1.48 billion. On February 2, 1995, the judge in this case granted the defendants' motion for remittitur or a new trial on the issue of damages. The judge determined that the value of the plaintiffs' stock in 1988 was $25.30 per share or approximately $461.8 million. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur. The jury also awarded the plaintiffs $70 million in punitive damages against Edward J. Shoen. The judge ruled that this punitive damage award is excessive and granted Edward J. Shoen's motion for remittitur or a new trial on the issue of punitive damages. The judge reduced the award of punitive damages against Edward J. Shoen to $7 million. On February 13, 1995, the plaintiffs filed a statement accepting the remittitur reducing the punitive damages to $7 million. The Company's By-Laws provide for a right of first refusal in favor of the Company on the Company's Common Stock except for bona fide sales pursuant to Rule 144 under the Securities Act and sales pursuant to a bona fide underwritten public offering. No determination has been made by the Company as to whether the Company will exercise its right of first refusal upon any attempted transfer of Common Stock from the plaintiffs to the defendants. The Company is unable to predict the likelihood, outcome, or consequences of any appeal. In the event any cash paid by the Company for the plaintiffs' stock is in excess of the fair value of the stock received by the Company, the Company will be required to record an expense equal to that difference.



     Pursuant to separate indemnification agreements, the Company has agreed to advance litigation expenses to the defendants and has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or By-Laws, for all expenses and damages, if any, incurred by the defendants in this proceeding, subject to certain exceptions. The Company has no indemnification obligation, other than to advance litigation expenses, until a final judgment is entered or a settlement is reached. At this time, the extent of the Company's indemnification obligation, if any, cannot be reasonably estimated. No provision has been made in the Company's financial statements for any possible indemnification claims. Before the Company will have any indemnification obligations, a final judgment must be entered against the defendants, the defendants must request indemnification from the Company, and a determination must be made under Nevada law as to the validity of the indemnification claims. If valid indemnification claims are made, the Company believes that it has various means of financing any such indemnification obligations consistent with its existing credit agreements, or, in the alternative, the Company may seek the waiver or amendment of certain of the provisions of one or more of its credit agreements when the indemnification obligations are determined. The Company believes, but no assurance can be given, that it can obtain any necessary waivers or amendments. The Company believes, but no assurance can be given, that it will be able to satisfy its indemnification obligations, if any, unless the amount to be paid to the plaintiffs for their stock is increased following the completion of any appeals or any new trial on the issue of damages.


     Sophia M. Shoen, Selling Stockholder and the Company are parties to separate Share Repurchase and Registration Rights Agreements which require all disputes relating thereto to be resolved by arbitration. On April 8, 1994, Sophia M. Shoen and Selling Stockholder commenced the dispute resolution process. Private arbitration proceedings pursuant to these agreements were convened on June 19, 1994. All of the claims asserted by Selling Stockholder in the arbitration have been dismissed pursuant to a settlement agreement described in the following paragraph. In the arbitration, Sophia M. Shoen asserts that the Company has breached its obligations to her by failing to timely register the sale of her shares which were sold to the public in November 1994 and by failing to remove the right of first refusal on all of the Company's common stock. Sophia M. Shoen asserted that, as a consequence of this alleged breach, she was entitled to give notice of termination of the Stockholder Agreement described under "Principal Stockholders." The Company disagrees with the above assertions. Sophia M. Shoen gave such notice of termination on July 11, 1994. The arbitration hearings concluded on August 21, 1994 and the arbitration panel is expected to render a decision at any time. See "Risk Factors -- Existing Management -- Potential Change in Control." Mark V. Shoen, as a party to the Stockholder Agreement, has filed a lawsuit against Sophia M. Shoen to which the Company is not a party, seeking a declaratory judgment that the Stockholder Agreement has not been terminated and remains in full force and effect.



     The Company, the Company's Board of Directors, the ESOP, and the ESOP Trustee were defendants in an action in United States District Court for the District of Nevada entitled Paul F. Shoen v. AMERCO, et al., No. CV-N-94-475-DWH, instituted July 19, 1994 and dismissed February 10, 1995. On February 9, 1995, Selling Stockholder executed a settlement agreement with the Company and the other defendants resolving all of his claims in this case and in the arbitration described in the preceding paragraph. As part of the settlement, the Company agreed, among other things, to work in good faith toward appointing independent trustees for the ESOP and to place Selling Stockholder on management's slate of directors for the 1994 Deferred Annual Meeting of Stockholders which was delayed by judicial order at the request of Selling Stockholder. In addition, under the terms of the settlement agreement, the Company paid Selling Stockholder $925,000 and all defendants, including the Company, received a full release of all claims by Selling Stockholder through the settlement date, including but not limited to, claims for reimbursement of attorneys' fees related to all matters to which Selling Stockholder is or was a party. The terms of the settlement will not result in a material adverse effect on the Company's financial condition or results of operations.



     The Company, certain officers of the Company, certain members of the Company's Board of Directors, and others are defendants in actions currently pending in United States District Court for the District of Nevada entitled Sidney Wisotzky and Dorothy Wisotzky, et al. v. Edward J. Shoen, et al., No. CV-N-94-771-HDM (filed October 28, 1994), Evan Julber v. Edward J. Shoen, et al., No. CV-N-94-00811-HDM (filed November 16, 1994), and Anne Markin v. Edward
J. Shoen, et al., No. CV-N-94-00821-ECR (filed November 18, 1994). The plaintiffs in these cases, who claim to have purchased the Company's Series A
8 1/2% Preferred Stock, are seeking class action certification and are defining the class as all persons who purchased or otherwise acquired the Series A 8 1/2% Preferred Stock of AMERCO from October 14, 1993 through October 18, 1994, inclusive, and who sustained damage as a result of such purchases. The plaintiffs allege among other things, that the defendants violated the federal securities laws by inflating the price of the Series A 8 1/2% Preferred Stock via false and misleading statements, concealing material adverse information, and taking other manipulative actions, and that the Prospectus for the Series A 8 1/2% Preferred Stock, certain Form 10-K and Form 10-Q filings made by the Company, and the Company's Notice and Proxy Statement dated July 8, 1994 contained false and misleading statements and omissions regarding the Shoen Litigation. In addition, certain officers of the Company, certain members of the Company's Board of Directors, and an employee of the Company are defendants in an action currently pending in United States District Court for the District of Nevada entitled Bernard L. and Frieda Goldwasser, et al. v. Edward J. Shoen, et al., No. CV-N-94-00810-ECR (filed November 16, 1994). The plaintiffs in this case allege derivatively on behalf of the Company, that the defendants breached their fiduciary duties to the Company and its stockholders by causing the Company to violate the federal securities laws, by concealing the financial responsibility of the Company for the claims asserted in the Shoen Litigation, by subjecting the Company to adverse publicity, and by misusing their corporate control for personal benefit. In addition to unspecified damages, the plaintiffs are seeking equitable and/or injunctive relief to prevent the defendants in this case from causing the Company to indemnify the defendants in the Shoen Litigation against their liability in that case. The plaintiffs in these cases are requesting unspecified compensatory damages as well as attorneys' fees and costs. The Company and the individual defendants deny plaintiffs' allegations of wrongdoing and intend to vigorously defend themselves in these actions.

     The Company and its subsidiaries are defendants in a number of other suits and claims incident to the type of business conducted and several administrative proceedings arising from state and local provisions that regulate the removal and/or clean up of underground fuel storage tanks. It is the opinion of management that none of such suits, claims or proceedings involving the Company, individually or in the aggregate, are expected to result in any material loss and, accordingly, no provision has been made in the Company's financial statements.

ENVIRONMENTAL MATTERS

     UNDERGROUND STORAGE TANKS


     The Company owns properties that, as of December 31, 1994, contained a total of approximately 1,200 underground storage tanks ("USTs"). The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil. The USTs are subject to various federal, state, and local laws and regulations that require testing and removal of leaking USTs and remediation of polluted soils and groundwater under certain circumstances. In addition, if leakage from USTs has migrated, the Company may be subject to civil liability to third parties. In fiscal years 1990 through December 31, 1994, the Company incurred expenditures totaling approximately $19.5 million for removal and remediation of approximately 1,527 USTs, a portion of which may be recovered from insurance and certain states' funds for the removal of USTs. Expenditures incurred through the end of fiscal 1994 may not be representative of future experience. Although the Company believes that compliance with laws and regulations, and cleanup and liability costs related to USTs will not have a material adverse effect on the Company's financial condition or operating results, there can be no assurance that this will be the case.


     In fiscal 1989, the Company instituted a program to test its USTs for leakage and to remove all but approximately 100 of the approximately 2,755 USTs then existing by the year 2000. The approximately 100 USTs expected to remain at the conclusion of the Company's testing and removal program are currently anticipated to consist primarily of waste oil tanks not required to be removed under current laws and regulations and gasoline tanks located at its remote rental locations where their use is deemed necessary to service the Company's moving customers. The Company currently budgets $3 million annually for UST testing, removal, and remediation. The Company treats these costs as capital costs to the extent that they improve the safety or efficiency of the associated properties as compared to when the properties were originally acquired or if the costs are incurred in preparing the properties for sale.

     FEDERAL SUPERFUND SITES

     The Company has been named as a "potentially responsible party" ("PRP") with respect to the disposal of hazardous wastes at fifteen federal or state superfund hazardous waste sites located in twelve states. Under applicable laws and regulations the Company could be held jointly and severally liable for the costs to clean-up these sites. Currently, the Company has entered into buyout agreement settlements for seven of the sites and one site is under negotiation for settlement. Four of the sites have been inactive for more than two years and two of the sites have been disputed by the Company with no response for more than two years. One site is under state clean-up direction. Based upon the information currently available to the Company regarding these fifteen sites, the current anticipated magnitude of the clean-up, the number of PRPs, and the volumes of hazardous waste currently anticipated to be attributed to the Company and other PRPs, the Company believes its share of the cost of investigation and clean-up at the fifteen superfund sites will not have a material adverse effect on the Company's financial condition or operating results. In addition, the Company believes that insurance coverage may be available to cover all or some of the cost with respect to these sites.

     WASHINGTON STATE HAZARDOUS WASTE SITES

     The Company owns property within two state hazardous waste sites in the State of Washington. The Company owns a parcel of property in Yakima, Washington that is believed to contain elevated levels of pesticide and other contaminant residue as a result of onsite operations conducted by one or more former owners. The State of Washington has designated the property as a state hazardous waste site known as the "Yakima Valley Spray Site." The Company has been named by the State of Washington as a "potentially liable party" ("PLP") under state law with respect to this site. The Company, together with eight other companies and persons, has formed a committee that has retained an environmental consultant. The process of site assessment on the Yakima Valley Spray Site is in its early stages and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Although the Company has entered into an agreement with such other companies and persons under which the Company has assumed responsibility for 20% of the costs to investigate the site, no agreement among the parties with respect to clean-up costs has been entered into at the date of this Prospectus.

     In addition, the Company has been named by the State of Washington as a PLP along with 12 other PLPs with respect to another state-listed hazardous waste site known as the "Yakima Railroad Site." The Yakima Valley Spray Site is located within the Yakima Railroad Site. The Company has been notified that the Yakima Railroad Site involves potential groundwater contamination in an area of approximately two square miles. The Company has contested its designation as a PLP at this site, but, at the date of this Prospectus, no formal ruling has been issued in this matter.

     In February 1992, the State of Washington issued an enforcement order to the Company and eight other parties requiring conduct of an interim remedial action involving the provision of bottled water to households that obtain drinking water from wells within the Yakima Railroad Site. Without conceding any liability, the Company and several of the other PLPs have implemented the bottled water program. The State of Washington has stated its intention to expand the existing municipal water system to supply municipal water to those households currently receiving bottled water, and it is estimated that the cost thereof will be approximately $6 million, with such cost being allocated among the PLPs.

     In addition, there will be costs associated with remedial measures to address the regional groundwater contamination issue. The process of site assessment on the Yakima Railroad Site is in its early stages and, based upon the information currently available to the Company regarding the volume and nature of wastes present, the Company is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Moreover, the investigative and remedial costs incurred by the State can be imposed upon the Company and any other PLP as a joint and several liability. At the date of this Prospectus, other than the indication of the expansion of the municipal water system, there has been no formal indication from the State of Washington of its intentions regarding future cost recoveries at the Yakima Railroad Site.

     OTHER


     The Company owns seven facilities that manufacture and assemble various components of the Company's equipment. In addition, the Company owns various facilities engaged in the maintenance and servicing of its equipment. Various individual properties owned and operated by the Company are subject to various state and local laws and regulations relating to the methods of disposal of solvents, tires, batteries, antifreeze, waste oils and other materials. Compliance with these requirements is monitored and enforced at the local level. Based upon information currently available to the Company, compliance with these local laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition or operating results.



     The Company currently leases approximately 203 properties to various businesses. The Company has a policy of leasing properties subject to an environmental indemnification from the lessee for operations conducted by the lessee. It should be recognized, however, that such indemnifications do not cover pre-existing conditions and may be limited by the lessee's financial capabilities. In any event, to the extent that any lessee does not perform any of its obligations under applicable environmental laws and regulations, the Company may remain potentially liable to governmental authorities and other third parties for environmental conditions at the leased properties. Furthermore, as between the Company and its lessees, disputes may arise as to allocations of liability with respect to environmental conditions at the leased properties.


     Finally, it should be recognized that the Company's present and past facilities have been in operation for many years and, over that time in the course of those operations, some of the Company's facilities have generated, used, stored, or disposed of substances or wastes that are or might be considered hazardous. Therefore, it is possible that additional environmental issues may arise in the future, the precise nature of which the Company cannot now predict.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information about the current directors and executive officers of the Company effective February 15, 1995.


          NAME               AGE                   OFFICE
- -------------------------    ---     -----------------------------------
Edward J. Shoen (1)(2)       45      Chairman of the Board and President
Mark V. Shoen                44      Director
James P. Shoen               35      Director and Vice President
William E. Carty (1)         67      Director
John M. Dodds                58      Director
Charles J. Bayer (2)         54      Director
Richard J. Herrera           41      Director
Aubrey K. Johnson (1)(2)     72      Director
Gary B. Horton               51      Treasurer
Gary V. Klinefelter          46      Secretary
John A. Lorentz              68      Assistant Secretary
Rocky D. Wardrip             37      Assistant Treasurer
George R. Olds               52      Assistant Secretary


- ---------------

(1) Member of the Audit Committee



(2) Member of Executive Finance Committee



     Edward J. Shoen has served as a Director and Chairman of the Board of the Company since December 1986, as President since June 1987, as a Director of U-Haul since June 1990, and as the President of U-Haul since March 1991. Mr. Shoen has been associated with the Company since May 1971.


     Mark V. Shoen has served as a Director of the Company since April 1990. He is a Director of U-Haul, and served as President of U-Haul from June 1990 to March 1991. From June to August 1987, he was Assistant to the President of the Company with responsibilities relating to product. He served from August 1987 to December 1990 as President of A&M Associates, Inc., a wholly-owned subsidiary of U-Haul. He served from December 1990 to the present as Executive Vice President of Product for U-Haul.


     James P. Shoen, a Director of the Company since December 1986, Vice President of the Company since May 1989, and a Director of U-Haul since June 1990, has been associated with the Company since July 1976. He was employed as a Center General Manager with U-Haul Co. of San Francisco from 1981 to 1989. From March 1989 to March 1990, he served as the Director of the U-Haul Technical Center. He has served from April 1990 to the present as Executive Vice President of U-Haul.


     William E. Carty, a Director of the Company since May 1987 and a Director of U-Haul since June 1990, has been associated with the Company since 1946. He has served in various executive positions in all areas of the Company. He served most recently as product director. Mr. Carty retired from the Company in December 1987.


     John M. Dodds, a Director of the Company since September 1987, Vice President of U-Haul from June 1990 until July 1994, and Director of U-Haul since June 1990, has been associated with the Company since 1963. He served in regional field operations until December 1986. Mr. Dodds retired from the Company in May 1994.


     Charles J. Bayer has been associated with the Company since 1967. He has served in various executive positions and has served as President of Amerco Real Estate since September 1990. He also served as a Director of U-Haul from July 1988 until June 1990, Product Director for U-Haul from January 1988 to

August 1990, the Director of Finance and Administration for the U-Haul Technical Center from 1986 to 1988, and the Manager of Repair and Maintenance of the Company from 1984 to 1986.



     Richard J. Herrera, a Director of the Company since September 1991 and a Director of U-Haul since June 1990, has been associated with the Company since April 1988. He is presently the Vice President of Marketing, Retail Sales for U-Haul.



     Aubrey K. Johnson was a Director of the Company from 1987 until 1991. From 1991 until his re-election to the Board in August 1993, he served as a consultant and advisor to various organizations and individuals.



     Gary B. Horton has served as Treasurer since 1982. His previous positions include Treasurer of U-Haul. He has been associated with the Company since October 1969.



     Gary V. Klinefelter, Secretary of the Company since July 1988, and Secretary of U-Haul since June 1990, is licensed as an attorney in Arizona and has served as General Counsel for the Company since June 1988.



     John A. Lorentz, Assistant Secretary of the Company since July 1988, and Assistant Secretary of U-Haul since June 1990, is licensed as an attorney in Oregon and has been associated with the Company since September 1953. His previous positions include Secretary of the Company and of U-Haul.



     Rocky D. Wardrip, Assistant Treasurer of the Company since September 1990, has been associated with the Company since 1978 in various capacities within accounting and treasury operations. Mr. Wardrip was previously Assistant Treasurer of U-Haul from 1988 to 1990.



     George R. Olds, Assistant Secretary of the Company and U-Haul since February 1993, has been associated with the Company since 1975 as a member of the U-Haul legal department, specializing in taxation.



OTHER KEY EMPLOYEES



     Donald W. Murney has been Treasurer of U-Haul since June 1990. He was previously employed as the Senior Vice President and Chief Financial Officer of Conry Financial Services.



     Henry E. Martin joined the Company in 1973 and has served in various capacities in the insurance subsidiaries since 1975. He is currently President of Ponderosa.



     The Company does not have a compensation committee. Compensation decisions are made by the full Board of Directors. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the Company's financial statements for each interim period and reviews and evaluates the Company's internal audit and control functions. The Executive Finance Committee supervises the financial affairs of the Company and, among other things, has the power to give final approval for the borrowing of funds on behalf of the Company without further action or approval of the Board of Directors.

                             PRINCIPAL STOCKHOLDERS

INSIDE STOCKHOLDER GROUP


     Three of the Company's eight directors, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, as well as Sophia M. Shoen, Selling Stockholder, Oxford (as trustee) and the ESOP Trustee, are members of the Inside Stockholder Group that on the date of this Prospectus votes approximately 45.7% of the Company's outstanding voting stock. If Sophia M. Shoen is successful in leaving the Inside Stockholder Group, then the other current members of the Inside Stockholder Group would control approximately 41.4% of the Company's outstanding voting stock. See "Risk Factors -- Existing Management -- Potential Change in Control."



     The number of shares controlled by the Inside Stockholder Group includes shares beneficially owned by Edward J. Shoen (3,483,681); Mark V. Shoen (3,475,520); James P. Shoen (2,278,814); Selling Stockholder (3,369,058); Sophia
M. Shoen (1,638,472); certain Irrevocable Trusts for which Oxford Life Insurance Company acts as trustee (1,605,340); and The ESOP Trust (1,805,110).


Term

     The members of the Inside Stockholder Group are parties to a stockholder agreement, dated as of May 1, 1992, as amended (the "Stockholder Agreement"), that restricts the disposition of the parties' shares of common stock to certain types of permitted dispositions. The Stockholder Agreement will expire on March 5, 1999, unless earlier terminated.

Voting of Shares


     All of the shares subject to the Stockholder Agreement are voted as agreed upon by the members holding a majority of the shares subject to the Stockholder Agreement. As of the date of this Prospectus, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, each of whom is a director of the Company, collectively hold a majority of the shares subject to the Stockholder Agreement and, therefore, have the ability, if they so agree, to control the vote of the Company's common stock that is subject to the Stockholder Agreement. However, one member of the Inside Stockholder Group, the ESOP Trustee, is required to act as a member of the Inside Stockholder Group only if the other members of the Inside Stockholder Group provide the ESOP Trustee with an opinion of counsel satisfactory to the ESOP Trustee that such act shall not result in a violation of ERISA or the IRC. If the other members of the Inside Stockholder Group are unable to furnish such an opinion, it is unclear whether or not the ESOP Trustee could vote other than as part of the Inside Stockholder Group. The Inside Stockholder Group currently controls approximately 41.0% of the Company's voting stock without counting shares held by the ESOP Trustee. See "Risk Factors -- Existing
Management -- Potential Change in Control -- Replacement of ESOP Trustee" and "Business -- Litigation."


ESOP

     On March 16, 1973, the Company established the AMERCO Profit Sharing Retirement Trust (the "Profit Sharing Plan") for certain of its employees. The Profit Sharing Plan was subsequently amended from time to time. Effective April 1, 1984, the Company established the AMERCO Employee Savings and Protection Plan (the "Savings Plan") to permit employee contributions to be made on a favorable tax basis through utilization of the provisions of Section 401(k) of the Internal Revenue Code. The Savings Plan was subsequently amended from time to time. Effective January 1, 1988, the Profit Sharing Plan and the Savings Plan were merged to form a single plan called the AMERCO Retirement Savings and Profit Sharing Plan.


     The AMERCO Retirement Savings and Profit Sharing Plan was amended and restated in its entirety to form the ESOP, effective as of July 24, 1988, by adding an "employee stock ownership plan" (as defined in Section 407(d)(6) of ERISA and Section 4975(e)(7) of the IRC component, which component is designed to invest primarily in "qualifying employer securities" of the Company. The ESOP Trust holds shares of the Company's common stock. As of February 15, 1995, shares of the Company's common stock held by the ESOP Trust were allocated to 6,350 Company employees and as of such date 6,708 Company employees were eligible to participate in the ESOP. The Company makes periodic contributions to the ESOP Trust, which contributions are used to purchase Company common stock. Under the terms of the ESOP, the Company's common stock is appraised annually. The most recent such appraisal, dated as of December 31, 1993, was conducted by American Appraisal Associates. As of December 31, 1993, the Company's common stock was valued at $20 per share and was discounted 15% because of a lack of marketability for a value of $17 per share.


ESOP Trust; Release of Shares from Stockholder Agreement


     Prior to the issuance of the Series A 8 1/2% Preferred Stock in October 1993, the ESOP Trustee had the power to vote all common stock held in the ESOP Trust in its discretion (other than with respect to certain significant corporate transactions such as mergers or consolidations, recapitalizations, and sales of all or substantially all of the assets of the Company). Under the ESOP, since the Company has outstanding a "registration-type class of securities," each participant (or such participant's beneficiary) in the ESOP may direct the ESOP Trustee with respect to the voting of all common stock allocated to the participant's account. All shares in the ESOP Trust not allocated to participants continue to be voted by the ESOP Trustee in accordance with the Stockholder Agreement. See "Principal Stockholders -- Inside Stockholders
Group -- Voting of Shares." As of January 31, 1995, of the 3,050,887 shares of Company common stock held by the ESOP Trust, 1,245,777 shares were allocated to participants and 1,805,110 shares remained unallocated. Of the 1,245,777 allocated shares, approximately 7,379 shares are allocated to members of the Inside Stockholder Group, which shares shall be voted together with the unallocated shares and the other shares held by the members of the Inside Stockholder Group in accordance with the terms of the Stockholder Agreement. Therefore, as of the date of this Prospectus, the Inside Stockholder Group controls approximately 45.7% of the Company's outstanding common stock. Additional shares of common stock not presently allocated to participants' accounts in the ESOP Trust will be allocated as certain debt obligations of the ESOP Trust are repaid, resulting in a further reduction in the number of common shares subject to the Stockholder Agreement. As a result of the foregoing, there can be no assurance that the Inside Stockholder Group will be able to continue to elect directors acceptable to it to the Company's Board of Directors or that the Company's current management will remain in place; however, the Company's four-class Board of Directors may delay the effectiveness of any change in management. See "Certain Provisions That May Limit Changes in Control."


Registration Rights; Release of Shares from Stockholder Agreement


     Subject to certain limitations and restrictions, Selling Stockholder and Sophia M. Shoen, who are currently members of the Inside Stockholder Group, may elect to cause the Company to effect a registration under the Securities Act and applicable state securities laws of all or a part (but not less than 100,000 shares) of the shares of common stock held by each of them pursuant to separate Share Repurchase and Registration Rights Agreements. Sophia M. Shoen has sold 575,000 shares of Company's common stock to the public pursuant to such an agreement. On September 1, 1994, Selling Stockholder demanded registration of 500,000 of his shares. Subject to certain limitations, the Company is required to effect registration of those shares pursuant to this prospectus on or before April 1, 1995, unless certain conditions specified in the Share Repurchase and Registration Rights Agreement occur. No more than two such registrations may be demanded by either Selling Stockholder or Sophia M. Shoen. The Stockholder Agreement permits the disposition of any shares pursuant to a registered public offering under the Securities Act. All registered shares, when sold, will be released from the Stockholder Agreement. As of the date of this Prospectus, the Inside Stockholder Group controls the vote of approximately 45.7% of the Company's common stock. Assuming that Selling Stockholder and Sophia M. Shoen sold all of their respective shares pursuant to this and future registration requests, the Inside Stockholder Group would control the vote of approximately 32.7% of the Company's common stock. As a result, there can be no assurance that the shares of common stock held by Selling Stockholder and Sophia M. Shoen will remain subject to the Stockholder Agreement. For this reason, there can be no assurance that the Company's current management will remain in place. See "Business -- Litigation" for a description of arbitration proceedings whereby Sophia M. Shoen has asserted claims, which are disputed by the Company, that the Stockholder Agreement is terminated because of the Company's alleged failure to timely register their shares of common stock.

OUTSIDE STOCKHOLDER GROUP


     Certain other stockholders are members of the Outside Stockholder Group that votes approximately 48.2% of the Company's outstanding voting stock. The following information is based upon certain Commission filings by the Outside Stockholder Group and on other information furnished to the Company.


Members


     The Outside Stockholder Group controls 18,254,596 shares of the Company's common stock pursuant to the stockholder agreement described below and 367,188 shares of the Company's common stock pursuant to several trusts described below. The number of shares controlled by the Outside Stockholder Group includes shares beneficially owned by Samuel W. Shoen (4,041,924); Michael L. Shoen (4,035,924); Mary Anna Shoen-Eaton (3,343,076); Cecilia M. Shoen-Hanlon (2,331,984); Katrina
M. Carlson (2,016,624); Theresa M. Shoen (1,651,644); and Leonard S. Shoen (833,420).


Term

     The members of the Outside Stockholder Group are parties to a fourth amended stockholder agreement, dated June 20, 1994, that provides for the voting of the subject shares. The original agreement was dated July 17, 1988. Unless earlier terminated by a majority of the stockholders, the agreement will terminate on January 1, 2001.

Voting of Shares

     All of the shares subject to the agreement are voted at the direction of a majority of the stockholders (on the basis of one vote per stockholder) party to the agreement. Leonard S. Shoen, Michael L. Shoen, and Theresa M. Shoen have each been granted a proxy to vote the shares as agreed upon by a majority of the stockholders.


Control of Trust for Minor Child



     The Company has been advised that four trusts for the benefit of Scott R. Shoen are the record owners of an aggregate of 367,188 shares of the Company's voting stock representing 0.9% of the Company's voting stock. Samuel W. Shoen and Michael L. Shoen, who are members of the Outside Stockholder Group, are co-trustees for the trusts and vote such shares in their discretion.


Director Nominations


     The Outside Stockholder Group has nominated Samuel W. Shoen, Theresa M. Shoen, and Ronald Belec to the Company's Board of Directors. The following information about the director nominees is based upon information furnished to the Company by such nominees.


     Samuel W. Shoen, age 49, has been engaged in the occupation of private investor since March 1, 1993 and served in the capacities of employee, officer, and director of the Company at various times from 1973 to 1987.


     Theresa M. Shoen, age 31, has been employed for the past five years as manager, waitress, and general help at Baby Kay's restaurant in Scottsdale, Arizona and served as a director of the Company from 1982 to 1984.


     Ronald Belec, age 47, is currently employed by ABC, Inc., a courier service in Seattle, Washington.

              CERTAIN PROVISIONS THAT MAY LIMIT CHANGES IN CONTROL

     Certain provisions summarized below may have the effect of delaying, deferring, or preventing a change in control of the Company.


     The Articles of Incorporation of the Company (the "Articles") provide for the Board of Directors to be divided into four classes of directors serving staggered four-year terms. As a result, approximately one-fourth of the Board of Directors will be elected each year. Moreover, under the Nevada General Corporation Law, an affirmative vote of holders of two-thirds of the then outstanding stock entitled to vote is required to remove a director. This provision, when coupled with the provision of the Articles authorizing only the Board of Directors to fill vacant directorships, may hinder the removal of incumbent directors by stockholders entitled to vote and the simultaneous election of new directors by such stockholders to fill the vacancies created by such removal.



     Moreover, (i) the Company's By-Laws grant the Company a right of first refusal exercisable in connection with any sale of outstanding shares of the Company's common stock, except any common stock sold, transferred, or otherwise disposed of by the ESOP Trust or any common stock sold in a bona fide underwritten public offering or in a bona fide public distribution pursuant to Rule 144 under the Securities Act, (ii) the Articles require holders of two-thirds of the then outstanding shares of common stock to amend certain provisions of the Articles, including the classified board provision, to amend the By-Laws, and to approve certain transactions with, among others, holders of five percent of any class of voting stock of the Company, (iii) the Articles prohibit stockholder action by written consent, and (iv) certain of the Company's credit agreements contain provisions that could require the prepayment of all monies outstanding thereunder upon a "change in control." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Agreements."


     See "Risk Factors -- Ability to Issue Serial Common Stock and Preferred Stock" regarding the potential anti-takeover effects of the Board of Directors' ability to issue serial common stock and preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.


     The Board of Directors has adopted a stockholder rights plan. Pursuant to the plan, rights have been distributed to the holders of the common stock of the Company that entitle such holders to purchase from the Company one one-hundredth of a share of the Company's Series C Preferred Stock at an exercise price of $15,000 per share (the price per share and the exercise price are subject to adjustment). The rights become exercisable if any person or group of affiliated or associated persons becomes the beneficial owner of fifty percent or more of the Company's common stock without approval of a majority of the disinterested members of the Board of Directors (as defined in the plan); such person being defined as an "acquiring person." Upon the occurrence of an Affiliate Merger or Triggering Event (certain transactions defined in the plan involving an acquiring person), each right entitles its holder to purchase, for the exercise price, that number of shares of common stock of the Company having a value equal to twice the exercise price. Upon the occurrence of a Business Combination (as defined in the plan), each right entitles its holder to purchase, for the exercise price, that number of shares of common stock of the acquiring or surviving company having a value equal to twice the exercise price. The rights will expire on July 29, 1998, unless earlier redeemed by the Company pursuant to authorization by a majority of the disinterested Board.

                            SELLING SECURITY HOLDER


     The common stock offered hereunder is held by Selling Stockholder. Selling Stockholder currently owns 3,369,058 shares of common stock directly, 71,976 shares of common stock indirectly through Oxford Life Insurance Company, Trustee under that certain Irrevocable Trust dated December 20, 1982 (Paul F. Shoen, Grantor) (the "Irrevocable Trust"), and 779 shares of Common Stock which are allocated to the Selling Stockholder's ESOP Trust account. Five hundred thousand shares of common stock are offered hereunder. After the sale of the Securities, Selling Stockholder will own 2,869,058 shares directly (7.42%), 71,976 shares indirectly (0.19%), and 779 shares in the ESOP Trust.



     In recent years, Selling Stockholder has been involved in several transactions with the Company, both individually and through affiliates. A tow dolly fleet owned by Samlo, a partnership in which Selling Stockholder is a partner, generated net operating revenues from the Company of $65,000, $78,000, and $109,000 for the years ended March 31, 1994, 1993, and 1992, respectively.



     On April 2, 1993, the Company, Pafran, Inc., a corporation then-controlled by Selling Stockholder, and P.F. Acquisition, Inc., a subsidiary of the Company ("P.A."), entered into an Agreement and Plan of Merger pursuant to which P.A. merged into Pafran, Inc., and Pafran, Inc. became a wholly-owned subsidiary of the Company. In exchange for Pafran, Inc.'s capital stock, the stockholders of Pafran, Inc. (Selling Stockholder and the Irrevocable Trust) collectively received 3,598,876 shares of common stock, the same number of shares of common stock held by Pafran, Inc. Selling Stockholder received 3,526,900 of these shares and the Irrevocable Trust received 71,976 of the shares.



     The merger described in the preceding paragraph was effected in accordance with the terms of a Merger Option Agreement, dated as of May 1, 1992, among Selling Stockholder, Pafran, Inc., and the Company (the "Pafran Merger Option Agreement"). The Pafran Merger Option Agreement required the Company to cause a subsidiary of the Company to be merged with or into Pafran, Inc. at its request. The Company, Selling Stockholder, and Pafran, Inc. also entered into an agreement that, among other things, prohibits Selling Stockholder and Pafran, Inc. directly or indirectly from offering, selling, pledging, or otherwise disposing of any shares of common stock or securities convertible into or exchangeable for common stock prior to March 1, 1999. This prohibition does not apply, however, to sales of securities pursuant to a registered offering and limited sales of securities that are designed not to disrupt a public offering of securities by the Company, including sales pursuant to Rule 144.



     Pursuant to a Share Repurchase and Registration Rights Agreement, dated as of March 1, 1992 (the "Registration Rights Agreement"), among Selling Stockholder, Pafran, Inc., and the Company, Selling Stockholder was given the right to require the Company to repurchase, with certain limitations, up to $3,000,000 of common stock owned by him. The Registration Rights Agreement provides that the Company's obligations to repurchase any shares from Selling Stockholder shall be satisfied if such shares are purchased by the ESOP Trust. The Registration Rights Agreement restricts the disposition of common stock held by Selling Stockholder. Pursuant to the Registration Rights Agreement (i) on May 15, 1992 Pafran, Inc. sold 23,148 shares of common stock to the ESOP Trust at the then appraised value of $10.80 per share for an aggregate sales price of approximately $250,000, (ii) on April 30, 1993, Selling Stockholder sold 48,387 shares of common stock to the ESOP Trust at the then appraised value of $15.50 per share for an aggregate sales price of approximately $750,000, (iii) on June 30, 1994, Selling Stockholder sold 58,825 shares of common stock to the ESOP Trust at the most recent (December 31, 1993) appraised value of $17.00 per share for an aggregate sales price of approximately $1,000,000, and (iv) on January 17, 1995, Selling Stockholder sold 50,632 shares of Common Stock to the ESOP Trust at the most recent closing price for the Common Stock trading on Nasdaq of $19.75 per share for an aggregate sales price of approximately $1,000,000. Selling Stockholder, subject to certain limitations and restrictions, may elect to cause the Company to effect a registration under the Securities Act and applicable state securities laws of shares of common stock held by him. Selling Stockholder gave notice of exercise of his registration right to register 500,000 of the shares of common stock registered hereunder in September 1994.


     Pursuant to a Management Consulting Agreement, dated as of March 5, 1992, Selling Stockholder agreed to provide management consulting services to the Company on matters relating to the Company's business and the organization and management of the Company. In consideration for these services, the Company has agreed to pay Selling Stockholder a yearly fee of $200,000. The Management Consulting Agreement terminates on March 1, 1995.


     On February 9, 1995, Selling Stockholder executed a settlement agreement with the Company and others resolving all of his claims in the matters described in "Business -- Litigation." As part of the settlement, the Company agreed, among other things, to place Selling Stockholder on management's slate of directors for the 1994 Deferred Annual Meeting of Stockholders. In addition, under the terms of the settlement agreement, the Company paid Selling Stockholder $925,000 and all defendants, including the Company received a full release of all claims by Selling Stockholder through the settlement date including, but not limited to, claims for reimbursement of attorneys' fees related to all matters to which Selling Stockholder is or was a party. The terms of the settlement will not result in a material adverse effect on the Company's financial condition or results of operation.



     In connection with the Shoen Litigation, the Company has paid or advanced certain legal expenses of Selling Stockholder. See "Business -- Litigation."


                           DESCRIPTION OF SECURITIES

     The Company's Restated Articles of Incorporation authorize the issuance of 150,000,000 shares of Common Stock with a par value of $0.25 per share, 150,000,000 shares of serial common stock, and 50,000,000 shares of preferred stock. The Company's Board of Directors has the authority to fix the voting powers, designations, preferences, privileges, limitations, restrictions, and relative rights of the serial common stock and the preferred stock without any further vote or action by the stockholders. The rights of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of any serial common stock or preferred stock that is currently outstanding or that may be issued in the future. The issuance of serial common stock or preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change in control of the Company. Furthermore, holders of such serial common stock or preferred stock may have other rights, including economic rights senior to the Common Stock. See "Risk Factors -- Ability to Issue Serial Common Stock and Preferred Stock" for a further discussion of the potential anti-takeover effects of the Board's ability to issue serial common stock and preferred stock.


     As of the date of this Prospectus, there are 32,901,568 issued and outstanding shares of the Company's Common Stock and 5,762,495 issued and outstanding shares of Series A Common Stock. All of the Series A Common Stock is held by James P. Shoen, a Vice-President and director of the Company, and Edward
J. Shoen, Chairman of the Board and President of the Company. The Series A Common Stock is not convertible into Common Stock but votes together as a single class with the Common Stock on all matters.


Dividends


     Holders of shares of the common stock are entitled to receive dividends payable when, if, and as declared by the Board of Directors out of funds legally available therefor. The Company does not have a formal dividend policy. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of existing circumstances. The holders of the Series A 8 1/2% Preferred Stock are entitled to receive cumulative dividends prior to and in preference to the holders of common stock at a fixed annual rate. See "Dividends."


     The Company is restricted in the amount of dividends that it may issue or pay pursuant to covenants contained in its credit agreements. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources -- Credit Agreements." At the date of this Prospectus, the most restrictive of such covenants provides that the Company may pay cash dividends on its capital stock only in an amount not exceeding, in the aggregate, computed on a cumulative basis, the sum of (i) $15 million and (ii) 50% of consolidated net income computed on a cumulative basis for the entire period subsequent to March 31, 1993 (or if such consolidated net income is a deficit figure, then minus 100% of such deficit); provided such dividend is paid within 60 days of being declared. At December 31, 1994, the aggregate amount available for dividends on common stock after providing for dividends on the Series A 8 1/2% Preferred Stock was approximately $53.2 million.


Voting


     Each share of common stock entitles the holder to one vote in the election of directors and other corporate matters. The Company's Board of Directors is classified into four classes. Voting rights are non-cumulative. For a description of articles of incorporation and bylaw provisions that would have the effect of delaying, deferring or preventing a change in control of the Company see "Certain Provisions that May Limit Changes in Control."


Right of First Refusal


     The Company's By-Laws provide for a right of first refusal in favor of the Company with respect to all of the Company's common stock except for any common stock sold, transferred, or otherwise disposed of by the ESOP Trust or any common stock sold in a bona fide underwritten public offering or in a bona fide public distribution pursuant to Rule 144 under the Securities Act.


Transfer Agent

     The transfer agent and registrar for the Securities is Chemical Trust Company of California.

                                  UNDERWRITING


     The Underwriters named below (the "Underwriters"), represented by Van Kasper & Company (the "Representative"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Selling Stockholder the number of shares of common stock indicated below opposite their respective names at the offering price less the underwriting discounts and commissions set forth on the cover of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters shall purchase the total number of shares of common stock shown above if any such shares are purchased.



                                                                                  NUMBER
                                    UNDERWRITER                                  OF SHARES
    ---------------------------------------------------------------------------  ---------
    Van Kasper & Company.......................................................

                                                                                 ---------
              Total............................................................   500,000
                                                                                  =======



     The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Stockholder with respect to certain civil liabilities, including liabilities under the Securities Act.



     The Company and the Selling Stockholder have been advised by the Representative that the Underwriters propose to offer the Securities directly to the public at the offering price set forth on the cover of this Prospectus and
to certain dealers at such price, less a concession not in excess of $       per
share, and that the Underwriters such dealers, including any Underwriter, may reallow a discount not in excess of $ per share. After the initial offering, the public offering price, concessions, and reallowance to dealers may be changed by the Representative as a result of market conditions or other factors. The Representative has advised the Company that less than 1% of the Securities will be sold on a discretionary basis.



     The Underwriters will purchase the Securities from the Selling Stockholder
at a price per share representing a discount of      % of the public offering
price. In addition, the Selling Stockholder has agreed to pay the Representative a nonaccountable expense allowance of 2 3/8% of the aggregate public offering price of the Securities. To the extent that the expenses of the Representative are less than the nonaccountable expense allowance, the excess shall be deemed to be compensation to the Representative.



     Up to           shares of the Common Stock offered hereby may be offered
and sold to non-U.S. persons in compliance with applicable foreign and U.S. securities laws. In connection with such sales, Bailey & Company Inc. will be
paid a $       investment banking fee payable out of the total underwriting discounts and commissions listed on the cover of this Prospectus.

                                 LEGAL OPINIONS


     The validity of the Securities offered hereunder will be passed upon for the Company by Lionel, Sawyer & Collins, 300 S. 4th Street, Suite 1700, Las Vegas, Nevada 89101 in reliance with respect to matters of law of the State of Arizona upon Snell & Wilmer, One Arizona Center, Phoenix, Arizona 85004. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Grover Wickersham, P.C., 430 Cambridge Avenue, Suite 100, Palo Alto, California 94306 and for Selling Stockholders by Ryan, Swanson & Cleveland, 1201 Third Avenue, Suite 3400, Seattle, Washington 98101. Attorneys in the firm of Grover Wickersham, P.C. own 2,300 shares of the Company's Common Stock and 1,000 shares of the Company's Series A Preferred Stock.


                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1994 and 1993 and for each of the years in the three-year period ended March 31, 1994 incorporated herein by reference to the Company's Registration Statement No. 33-54289, filed with the Commission, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to certain litigation described in Notes 14 and 21 to the consolidated financial statements) of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in auditing and accounting.

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER, ANY OF THE UNDERWRITERS, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                   PROSPECTUS


                                        PAGE
                                        ----
Available Information.................    2
Information Incorporated by
  Reference...........................    2
Prospectus Summary....................    3
Recent Developments...................    5
Risk Factors..........................    5
The Company...........................    9
Capitalization........................   10
Dividends.............................   10
Selected Consolidated Financial
  Data................................   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   27
Management............................   38
Principal Stockholders................   40
Certain Provisions that May Limit
  Changes in Control..................   43
Selling Security Holder...............   44
Description of Securities.............   45
Underwriting..........................   46
Legal Opinions........................   48
Experts...............................   48


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
                                 500,000 SHARES

                                     AMERCO

                                  COMMON STOCK

                                     [LOGOS]

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                              VAN KASPER & COMPANY

                                 March   , 1995

- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    Securities and Exchange Commission Registration Fee.......................  $  3,018
    NASD Filing Fee...........................................................  $  1,750
    Printing and Engraving Expenses...........................................  $ 20,000
    Listing Fees..............................................................  $ 10,000
    Legal Fees and Expenses...................................................  $ 50,000
    Accounting Fees and Expenses..............................................  $ 25,000
    Blue Sky Fees and Expenses................................................  $  5,000
    Transfer Agent Fees.......................................................  $  3,000
    Underwriters' Nonaccountable Expense Allowance +..........................  $296,875
    Other Expenses............................................................  $  5,357
                                                                                --------
              Total Expenses..................................................  $420,000
                                                                                ========


- ---------------
* Estimated.

+ To be paid by Selling Stockholder.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The Nevada General Corporation Law requires the Company to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained. The Company's Restated Articles of Incorporation eliminate personal liability of directors and officers, to the Company or its stockholders, for damages for breach of their fiduciary duties as directors or officers, except for liability
(i) for acts or omissions that involve intentional misconduct, fraud, or a knowing violation of law, or (ii) for the unlawful payment of dividends. In addition, the Company's By-Laws provide that the Company shall indemnify, to the fullest extent authorized or permitted by law, any person made, or threatened to be made, a defendant in any threatened, pending, or completed action, suit, or proceeding by reason of the fact that he or she was a director or officer of the Company. The Company has also executed Indemnification Agreements that provide that certain of the Company's directors and officers shall be indemnified and held harmless by the Company to the fullest extent permitted by applicable law or the Restated Articles of Incorporation or By-Laws of the Company. The Company has established a trust fund with Harris Trust and Savings Bank as trustee in order to fund its obligations under the Indemnification Agreements. The Company has agreed to maintain a minimum balance in the trust fund of $1,000,000. The Nevada General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Nevada General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The Nevada General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                                          EXHIBIT
_______                                         _______
   1       Proposed Form of Underwriting Agreement
   4(a)    Restated Articles of Incorporation(1)
   4(b)    Form of Stock Certificate
   4(c)    Restated By-Laws
   5       Opinion re Legality
  23(a)    Consent of Independent Accountants
  23(b)    Consent of Lionel, Sawyer & Collins (included in Exhibit 5)
  23(c)    Consent of Snell & Wilmer (included in Exhibit 5)
  24       Power of Attorney (included on signature page of Registration Statement, as filed on December 29, 1994)
  28       Information from Reports Furnished to State Insurance Regulatory Authorities(2)


- ---------------

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, File No. 0-7862.



(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1994, File No. 0-7862.


ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


          (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.


          (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 10th day of February, 1995.


                                          AMERCO

                                          By: /s/        EDWARD J. SHOEN
                                          --------------------------------------
                                                         Edward J. Shoen
                                                    Chairman of the Board and
                                                            President


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



            NAME AND SIGNATURE                          TITLE                                     DATE
- ------------------------------------------    --------------------------                   ------------------

/s/           EDWARD J. SHOEN                  President and Chairman of                    February 10, 1995
- ------------------------------------------     the Board (Principal executive officer
             Edward J. Shoen

                     *                         Treasurer (Principal                         February 10, 1995
- ------------------------------------------     financial and accounting officer)
              Gary B. Horton

                     *                          Director                                    February 10, 1995
- ------------------------------------------
              Mark V. Shoen

                     *                          Director                                    February 10, 1995
- ------------------------------------------
              James P. Shoen
                                                Director
- ------------------------------------------
             William E. Carty
                                                Director
- ------------------------------------------
              John M. Dodds

                        *                       Director                                    February 10, 1995
- ------------------------------------------
             Charles J. Bayer
                                                Director
- ------------------------------------------
            Richard J. Herrera

                        *                       Director                                    February 10, 1995
- ------------------------------------------
            Aubrey K. Johnson

 By: /s/           EDWARD J. SHOEN
- ------------------------------------------
                * Edward J. Shoen
               (Attorney-in-fact)

                                 EXHIBIT INDEX



     EXHIBIT
     NUMBER                                      TITLE
     _______                                     _____
        1        -- Proposed Form of Underwriting Agreement
     4(a)        -- Restated Articles of Incorporation(1)
     4(b)        -- Form of Stock Certificate
     4(c)        -- Restated By-Laws
        5        -- Opinion re Legality
    23(a)        -- Consent of Independent Accountants
    23(b)        -- Consent of Lionel, Sawyer & Collins (included in Exhibit 5)
    23(c)        -- Consent of Snell & Wilmer (included in Exhibit 5)
       24        -- Power of Attorney (included on signature page of Registration
                    Statement, as filed on December 29, 1994)
       28        -- Information from Reports Furnished to State Insurance Regulatory
                    Authorities(2)


- ---------------

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1993, File No. 0-7862.



(2) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended March 31, 1994, File No. 0-7862.

                                   APPENDIX A

                        DESCRIPTION OF GRAPHIC MATERIAL

  1.  Location:        Outside Front Cover and Outside Back Cover Pages of Prospectus
      Item:
                       Logos
      Description:
                       Logos of the three principal subsidiaries of Amerco; Ponderosa Holdings,
                       Inc., U-Haul International, Inc., and Amerco Real Estate Company situated horizontally beside one another directly under the heading of the
                       Prospectus containing the name of the Company.

  2.  Location:
                       Page 10 of the Prospectus
      Item:
                       Corporate Structure
      Description:
                       A chart showing the corporate structure of the Company and its major subsidiaries. The chart shows the Company on top, above its three principal subsidiaries; Ponderosa Holdings, Inc., U-Haul International,
                       Inc., and Amerco Real Estate Company situated horizontally beside one another. Directly below Ponderosa Holdings, Inc. are its subsidiaries,
                       Oxford Life Insurance Company and Republic Western Insurance Company,
                       situated horizontally beside one another.